Form 20-F
period 2002-08-31
STAR CHOICE COMMUNICATIONS INC
filed 2003-02-28
CIK 1054783

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]     Registration Statement pursuant to Section 12(b) or 12(g)

of the Securities Exchange Act of 1934

[X]      Annual Report pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended August 31, 2002	Commission File No. 333-8296

STAR CHOICE COMMUNICATIONS INC.

(Exact name of registrant as specified in its charter)

Canada

(State or Other Jurisdiction of Incorporation or Organization)

2924 — 11 Street N.E. Calgary, Alberta, Canada	T2E 7L7

(Address of Principal Executive Office)	(Zip Code)

Registrant’s telephone number, including area code	(403) 538-4324

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	13% Senior Secured Notes due 2005

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]	Yes	[ ]	No

Indicate by check mark which financial statement the registrant has elected to follow.

[X]	Item 17	[ ]	Item 18

Star Choice Communications Inc.

Form 20-F

Table of Contents

Exchange Rates	4
Forward Looking Statements	4
PART 1	5
ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3 — KEY INFORMATION	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	7
C. Reasons for the Offer and Use of Proceeds	7
D. Risk Factors	7
ITEM 4 — INFORMATION ON THE COMPANY	11
A. History and Development of the Company	11
B. Business Overview	11
Satellites — General	11
Business and Markets	12
Sales and Marketing	13
Technology and Security Platform	15
Regulatory Environment	16
C. Organizational Structure	19
D. Property, Plant and Equipment	19
ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS	20
A. ACCOUNTING POLICIES	20
Critical Accounting Policies	20
New Accounting Standards	22
Changes in accounting presentation	23
B. Operating Results	23
Year ended August 31, 2002 compared to year ended August 31, 2001	23
Year ended August 31, 2001 compared to year ended August 31, 2000	25
C. Liquidity and Capital Resources	26
ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	27
A. Directors and Senior Management	27
B. Compensation	28
C. Board Practices	28
D. Employees	28
E. Share Ownership	28
ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	28
A. Major Shareholders	28
B. Related Party Transactions	29
C. Interests of Experts and Counsel	29
ITEM 8 — FINANCIAL INFORMATION	29
A. Consolidated Statements and Other Financial Information	29
B. Significant Changes	29
ITEM 9 — THE OFFER AND LISTING	29
ITEM 10 — ADDITIONAL INFORMATION	29
A. SHARE CAPITAL	29
B. MEMORANDUM AND ARTICLES OF ASSOCIATION	29
C. MATERIAL CONTRACTS	29
D. EXCHANGE CONTROLS	30
E. TAXATION	30
F. DIVIDENDS AND PAYING AGENTS	32
G. STATEMENT BY EXPERTS	32
H. DOCUMENTS ON DISPLAY	32
I. SUBSIDIARY INFORMATION	32
ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	32
ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	33
PART II	34

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	34
ITEM 14 — MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	34
ITEMS 15 — CONTROLS AND PROCEDURES	34
ITEM 16 — [RESERVED]	34
PART III	35
ITEM 17 — FINANCIAL STATEMENTS	35
ITEM 18 — FINANCIAL STATEMENTS	35
ITEM 19 — EXHIBITS	35

STAR CHOICE COMMUNICATIONS INC.

Form 20-F

As used in this Annual Report, unless the context requires otherwise, the terms “Star Choice”, “the Corporation”, “we” or “us” means Star Choice Communications Inc., the term “Cancom” refers to Canadian Satellite Communications Inc. and the term “Shaw” refers to Shaw Communications Inc.

EXCHANGE RATES

In this Annual Report, references to “$” or “dollars” are to Canadian dollars and references to “U.S.$” or “U.S. dollars” are to United States dollars. The Corporation’s accounts are maintained in Canadian dollars and are presented in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation to United States generally accepted accounting principles (“U.S. GAAP”) is included in Note 16 of the Notes to Consolidated Financial Statements for the years ended August 31, 2002, 2001 and 2000.

As of February 27, 2003, the Noon Buying Rate (as defined below) as quoted by the Federal Reserve Bank of New York was $1.4954 equals U.S. $1.00. See Item 3.A, “Key Information — Selected Financial Data — Exchange Rate Data” for further information.

FORWARD LOOKING STATEMENTS

Certain statements made in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained or incorporated by reference in this document, including statements to the effect that the Corporation’s management “believes”, “expects”, “intends”, “anticipates”, “plans”, “may”, “will”, “projects”, “continues” or “estimates”, or statements concerning “potential” or “opportunity” or other variations of these words that are not statements of historical fact should be considered forward-looking statements. Such statements reflect Star Choice’s current views with respect to future events and are subject to unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated in such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally, internationally and in the regions in which Star Choice operates; demographic changes; existing government regulations and changes in, or the failure to comply with, government regulations; competition; the loss of any significant numbers of subscribers or viewers; changes in business strategy or development plans; technological developments and difficulties; the ability to attract and retain qualified personnel; Star Choice’s significant indebtedness; the availability and terms of capital to fund the expansion of Star Choice’s businesses; and other factors referenced in this Annual Report. See, in particular, Item 3.D, “Key Information — Risk Factors” of this Annual Report.

The forward-looking statements in this Annual Report are expressly qualified in their entirety by this cautionary statement. Such statements are only made as of the date of this Annual Report and Star Choice undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

PART 1

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required to be completed.

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3 — KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The Consolidated Financial Statements of Star Choice are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 16 to the Star Choice Consolidated Financial Statements (Item 17).

	For the Year Ended August 31,

[in thousands of Canadian dollars]	2002	2001	2000(2)	1999	1998(3)

Statement of Income Data:
Revenue(1)	$416,981	$307,988	$239,833	$145,777	$85,938
Operating Expenses (Income)
Direct	244,320	205,157	189,079	123,830	79,305
Marketing, general and administrative	188,821	166,033	117,726	86,100	48,867
Amortization	129,284	100,477	66,371	32,161	14,143
Interest expense (income)	(18,143)	(27,955)	(20,548)	31,305	17,687
Restructuring charge	—	1,200	—	—	—

Loss before income taxes	(127,301)	(136,924)	(112,795)	(127,619)	(74,064)
Income tax benefit	12,505	21,066	42,731	54,457	31,479

Net loss for the year	$(114,796)	$(115,858)	$(70,064)	$(73,162)	$(42,585)

Net loss (U.S. GAAP)(4)	$(77,358)	$(132,489)	$(93,928)	$(74,450)	$(58,311)

Balance Sheet Data (at end of period):
Cash and short term investments	$—	$—	$827	$7,638	$84,007
Property, plant and equipment	118,379	53,893	37,857	36,680	23,079
Total assets	1,055,939	989,144	917,463	330,202	347,500
Long term debt and preferred shares	299,513	286,757	262,068	257,555	259,426
Shareholders’ equity (deficiency)	617,964	568,301	535,635	(17,902)	55,247
Shareholders’ equity (deficiency) (U.S. GAAP)(4)	554,095	476,655	470,175	(52,693)	27,775
Cash Flow Data:
Cash used in operating activities	(155)	(6,184)	(31,697)	(60,212)	(54,681)
Cash from financing activities	161,787	157,386	163,149	44,713	275,847
Cash used in investing activities	(161,632)	(152,029)	(138,263)	(60,870)	(145,663)

Notes:

1.	Prior year revenue has been restated to net dealer discounts against revenue. Previously these discounts were included in expenses (See Note 1 to the Consolidated Financial Statements). There is no impact on loss before income taxes or net loss.

2.	On August 31, 1999, as a result of the Share Exchange Transaction, Star Choice became a wholly owned subsidiary of Cancom. (See Item 4.A below.) This transaction has been accounted for using the purchase method and Cancom has been identified as the acquirer. As a consequence, the results of operations of Star Choice have been included in the results of operations of Cancom from September 1, 1999.

3.	On June 2, 1997, Star Choice entered into an agreement with Shaw, the shareholder of Homestar, pursuant to which Star Choice exchanged 12,711,344 common shares to acquire all the issued and outstanding shares of Homestar. (See Item 4.A below). The Star Choice shares acquired by Shaw represented 51.06% of the voting shares of Star Choice after the transaction and, therefore, represented a majority interest. The Homestar transaction was accounted for as a reverse takeover under the purchase method. Homestar was identified as the acquirer, and consequently, in accordance with Canadian GAAP, the consolidated financial statements reflect the historical results of Homestar since its formation, and the Homestar assets and liabilities at their historic cost. The operations of Star Choice are reflected from June 2, 1997 and its assets and liabilities are reflected at their fair value as at June 2, 1997. The previously issued August 31, 1997 consolidated financial statements of Star Choice were restated to conform to this reverse takeover basis of accounting.

4.	Net loss and shareholders’ equity (deficit) as determined in accordance with Canadian GAAP differ from those determined in accordance with U.S. GAAP, due principally to the deferral under Canadian GAAP of certain costs incurred during the start up of Star Choice’s digital DTH business and the deferral of subsidies on the sale of DTH equipment, the deferral of an unrealized foreign exchange gains and losses and the exclusion of dividends on preferred shares from the determination of net loss and their related income tax effects. Under U.S. GAAP, pre-operating costs, DTH equipment subsidies and foreign exchange gains and losses would not have been deferred while the dividends on the preferred shares would have been treated as a capital transaction.

             Exchange Rate Data

The following tables sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the exchange rate at the end of such period, and the average exchange rates for such periods based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S.$1.00. On February 27, 2003, the inverse of the Noon Buying Rate was $1.00 equals U.S.$0.6687.

	Years Ended August 31

	2002	2001	2000	1999	1998

	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
High	0.6618	0.6672	0.6969	0.6891	0.7292
Low	0.6199	0.6344	0.6629	0.6423	0.6341
Period End	0.6415	0.6448	0.6793	0.6682	0.6351
Average(1)	0.6358	0.6541	0.6806	0.6630	0.6901

Note:

(1)	The average of the exchange rates of the last day of each month during the period indicated.

	Month (2002-2003)

	September	October	November	December	January	February(1)

	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$	U.S.$
High	0.6434	0.6409	0.6418	0.6462	0.6570	0.6700
Low	0.6306	0.6273	0.6289	0.6331	0.6350	0.6531

Note:

(1)	February 1 to 27, 2003 only.

B.	CAPITALIZATION AND INDEBTEDNESS

Not required to be completed.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Star Choice’s business, financial condition and results of operations could be materially adversely affected by the risks described below. Such risks are not the only ones facing Star Choice. Additional risks not presently known to Star Choice or that Star Choice currently deems immaterial may also impair the Corporation’s business operations.

     Star Choice may be unable to manage its growth.

Star Choice has been operating as a provider of digital direct-to-home (“DTH”) satellite services since May 1997. Star Choice’s business must expand to achieve the Corporation’s business objectives. Whether Star Choice can meet its goal of increasing its digital DTH subscriber base while maintaining its price structure, limiting the rate of customer deactivations (“churn”) and managing costs will depend upon, among other things, the Corporation’s ability to manage its growth effectively. To manage such growth, Star Choice must continue to develop its sales force, installation capability, customer service operations and information systems; maintain its distribution channels and relationship with third party vendors; and implement efficient procedures for subscriber payments. Star Choice will also need to continue to grow, train and manage its employee base. If Star Choice is unable to manage the growth of its business effectively, its business and results of operations could be materially adversely affected.

     Star Choice’s operating losses may require it to seek additional financing which might not be available.

Star Choice has sustained and expects to continue to sustain significant operating losses over at least the next few years. Such losses will be primarily due to equipment subsidies and planned marketing costs of Star Choice’s digital DTH services. Star Choice believes that it will have access to sufficient funding from Cancom, or from Shaw through Cancom, to finance Star Choice’s currently anticipated operating cash needs for fiscal 2003. However, such belief is based on a business plan that is subject to numerous assumptions and estimates, including anticipated numbers of subscribers, projected costs of acquiring new subscribers, churn and average subscriber revenue. There can be no assurance that such assumptions and estimates will prove to be accurate, that the business plan will be achieved or that such funding will be available. Moreover, although Star Choice believes that it will have access to funding from Cancom or from Shaw through Cancom, neither Cancom nor Shaw is currently obligated to provide such funding.

     The recent development of the digital DTH industry in Canada causes uncertainties regarding the digital DTH market

The success of Star Choice’s DTH business strategy is subject to factors that are beyond Star Choice’s control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. The digital DTH subscription television business was only introduced in Canada in 1997. Consequently, the rates of penetration of that market, the extent and nature of the competitive environment and whether the market will be large enough to profitably support both Star Choice and competitors are uncertain.

     Star Choice’s business is susceptible to changes in government rules and regulations

Star Choice’s business is subject to a variety of government regulations. The Corporation’s business prospects are directly affected by the adoption of new laws, policies and regulations, or changes in the interpretation or application of existing laws, policies and regulations, that may modify the present regulatory environment in Canada. Star Choice is unable to predict the impact which any changes to or adoptions of such laws or regulations affecting the digital DTH and broadcasting industries in general will have.

Star Choice’s DTH business in Canada requires a license from the Canadian Radio-television and Telecommunications Commission (“CRTC”). The DTH business has been deemed to be an area in which the CRTC wishes to promote competition and thus there is the potential of new competitors being licensed.

Canada committed in international trade agreements to permit competition in the provision of fixed satellite services starting March 1, 2000 except for satellite services used by DTH broadcasters. If this exception were to be removed, it could alter the landscape in which Star Choice operates and could open up the Canadian market to more competition, including from US providers.

Canadian law prohibits the decoding of encrypted program signals, except with an appropriate authorization. It also prohibits the retransmission of any such unlawfully decoded program signals. The scope of these laws, however, is still currently being considered by the courts. If they should change, or be interpreted in a manner that allows such decoding, Star Choice’s core business could face challenges from larger, better financed foreign competitors whose satellite footprints also cover Canada.

For a discussion of the applicable government regulations, see Item 4.B — “Information on the Company — Business Overview — Regulatory Environment”.

     Some of Star Choice’s subscribers might not be in its service area

Star Choice does not have the rights to distribute all of its programming via DTH outside of Canada. Despite assurances from Star Choice subscribers that they receive programming within Canada, a portion of the Corporation’s subscribers may, in fact, be receiving Star Choice programming outside the Corporation’s markets. If Star Choice must disconnect a significant portion of its subscribers because they are receiving services outside the relevant markets, Star Choice’s revenues could decrease.

     Star Choice’s business is subject to competition

Star Choice’s main competitor is Bell ExpressVu (“ExpressVu”). ExpressVu is a wholly owned subsidiary of BCE Inc., a communications, entertainment and media services company and the parent of Telesat Canada (“Telesat”), the monopoly provider of satellite facilities in Canada. ExpressVu has significant financial resources and experience and is not subject to the structural separation requirements that Star Choice is subject to with respect to Shaw. These requirements mandate that Star Choice maintain separate customer sales, marketing and affiliate relations employees, and prohibit certain types of information sharing related to sales, marketing and customer service, as well as affiliation agreements negotiated with programmers.

Grey and black market DTH providers are also competitors of Star Choice. Such providers use programming supplied in the Canadian market by U.S. based digital DTH service providers. Such providers are not licensed by the CRTC and the Supreme Court of Canada recently held that the sale of their services in Canada is contrary to certain Canadian laws and regulations. Star Choice believes that there are a significant number of subscribers to grey and black market services in Canada.

Star Choice faces additional competition from a broad range of companies offering communications and entertainment services, including cable operators, other competitive cable television distributors, wireless operators, telephone companies and off-air television broadcasters. Many of the Corporation’s competitors may have access to greater financial resources. The potential for competition from new entrants into the market and new technologies is also significant, especially in more urban markets. Star Choice’s DTH and cable competitors have pursued, and may continue to pursue, aggressive marketing campaigns and pricing policies targeting the existing customers of Star Choice’s business.

It is difficult to predict what effect these competitors will have on the Corporation’s market share.

     Star Choice is dependent upon third-party suppliers

Star Choice is dependent upon third-party suppliers of programming and equipment and must license the technology needed in order to provide digital DTH services. For example, Motorola Broadband Sector (formerly General

Instrument Corporation) is the supplier of Star Choice’s set-top boxes, which are essential for Star Choice’s business. If any supplier terminates its arrangements with the Corporation for any reason or proves unreliable, Star Choice would be required to secure an alternative supplier. There can be no assurance that Star Choice would be able to do so on a timely basis, at a comparable cost and without a material adverse affect on its business.

Star Choice is also dependent on Telesat, a wholly-owned subsidiary of BCE Inc. and a sister company of our main competitor ExpressVu, for the supply of satellite capacity. As a satellite services company, Star Choice and Cancom have key contracts for primary satellite space with Telesat.

Much of the technology used in Star Choice’s business is the subject matter of patents held by various third parties. Star Choice or Cancom currently holds valid licenses for the use of such technology. Star Choice cannot give assurance that such licenses will continue to be available on commercially reasonable terms, that such licenses will not become the subject matter of competing patent claims or that Star Choice is not currently utilizing technology that is subject to a patent of which the Corporation is not aware. In such event, Star Choice may be required to acquire further licenses at additional cost, or redesign its products and services in such a way as to avoid the need for such licenses.

     Star Choice’s business may be adversely affected by technological changes

Star Choice’s business relies on complex technology and the development, manufacture and integration of advanced and technologically diverse components and systems. There is no assurance that such technology, components and systems will continue to be compatible or available on a timely basis. There can be no assurance that competitors will not develop a more effective technology or a technological breakthrough that cannot be adapted to Star Choice’s business, thereby rendering its services less competitive.

A majority of Canadian television programmers currently use Digicipher® II technology to deliver their signals to cable operators’ headends. Star Choice uses these programmers’ signals for its business, subject to approval by way of affiliation agreements with the programmers. There is no assurance that these signals will continue to be provided by all programmers in the Digicipher® II format, or that the programmers will continue to use Anik F1 or the Corporation’s replacement satellite.

     Star Choice’s revenue may decline if signal theft becomes widespread

As is the case with all providers of subscription television programming, Star Choice faces the risk that its programming signal will be obtained by unauthorized users. Any security system used to protect subscription services may be subject to attack by hacker groups that attempt to crack certain encryption codes or to cause the digital receivers to accept unauthorized programming. If signal piracy becomes widespread, Star Choice’s revenue could be materially adversely affected.

     The occurrence of a satellite defect, loss or reduced performance would impair Star Choice’s ability to operate

          Loss, damage or destruction.

Satellites are subject to significant risks, including manufacturing defects, destruction and damage that may, for example, result in incorrect orbital placement or prevent proper commercial operation. For example, loss, damage or destruction of a satellite may occur as a result of military actions or acts of war, anti-satellite devices, electrostatic storms, collision with space debris or technical malfunction. Any such loss, damage or destruction of a satellite used by Star Choice could have a material adverse effect on Star Choice’s business and results of operations.

Telesat has publicly disclosed that it has been advised by Boeing Satellite Systems, the manufacturer of the Anik F1 satellite, of a continuing degradation in available power on-board the satellite. Telesat has indicated that, over time, this would require that some of Anik F1’s transponders be turned off and that certain core services on the satellite would be affected starting in mid 2005. Telesat has filed a claim with its insurers accordingly.

Telesat has indicated that is moving forward with activities aimed at replacing Anik F1 in a timeframe that will ensure continuity of service for its North American customers, including the Corporation. In this regard, Telesat publicly announced in February, 2003 that it has signed a contract with Astrium for a new satellite, Anik F1R, scheduled to launch in 2005 to replace Anik F1. While there can be no assurance that such satellite will be launched on schedule in a manner that will ensure continuity of service, based on current information, Star Choice does not anticipate any incremental cost to the Corporation or disruption to Star Choice’s DTH customers arising from the degrading power situation on, or replacement of, Anik F1.

Star Choice has also been in discussions with Telesat and Industry Canada regarding a plan put forward by Satmex (a Mexican satellite operator) to launch and operate a new satellite adjacent to the satellites used by Star Choice, at a power level that would cause significant interference to Star Choice. The launch, if it proceeds, would contravene current satellite coordination agreements between Telesat and Satmex, and Canada and Mexico. The Canadian government and Telesat are directly opposed to the launch of the satellite and are taking action to ensure that Satmex does not operate the satellite in a manner that interferes with Star Choice’s services. Star Choice has been advised by Industry Canada that the matter should be resolved consistent with current satellite coordination agreements. Accordingly, Star Choice does not anticipate any disruption to Star Choice’s services.

          Star Choice does not have any business interruption insurance in respect of satellite failure.

Star Choice does not have business interruption insurance that would be available in the event of damage or loss to one or more of the satellites that it uses in its business. In respect of the purchased transponders, Star Choice and Cancom do have access to some of the launch and in orbit insurance proceeds of the insurance procured by Telesat during the first five years following launch. However, such proceeds would only relate to capital interest in the affected transponders owned by Star Choice and Cancom.

          Restoration in the event of satellite failure.

In respect of the 28 Ku-band transponders which Cancom purchased on the Anik F1 satellite, Telesat has made certain commitments for access to spare transponders on Anik F1 in the case of interruption. There is no assurance that such transponders would be available.

In respect of the leased transponders, Telesat has an Emergency Planning Committee whose backup plans include catastrophic satellite failure and reciprocal restoration agreements with U.S. satellite carriers. Services are restored on a priority basis by class of service and then by seniority. Single RF channel transponder failures can usually be restored by on-board backup of stand-by systems. Cancom and Star Choice currently lease satellite capacity from Telesat on the Anik E2 and Anik F1 satellites on an unprotected pre-emptible service level basis (the same level as all of Telesat’s broadcast customers). Therefore, in the event of satellite failure, each customer will only be restored as additional capacity becomes available, unless backup stand-by systems can be arranged. Restoration of Star Choice’s satellite service on a U.S. satellite may require repositioning or re-pointing of consumers’ receiving dishes. The consumers’ level of service may be diminished or they may require a larger dish. There have been two in-orbit failures of the Anik E satellite series. One or more failures of satellites used by Star Choice could cause customers to deactivate their subscriptions or otherwise have a material adverse effect on Star Choice’s business and results of operations.

     Star Choice’s controlling shareholder may have commercial interests in conflict with Star Choice

Shaw beneficially holds a 99.7% voting interest in Cancom, which in turn, holds all of the outstanding shares of Star Choice. Therefore, directly and indirectly, Shaw has the power to control the vote on all matters submitted to Star Choice’s shareholders, to elect Star Choice’s directors, and (subject to conditions of license imposed by the CRTC) to exercise control over Star Choice’s business, policies and affairs. Shaw’s cable systems compete with Star Choice’s DTH business.

ITEM 4 — INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Star Choice was incorporated under the laws of British Columbia on April 29, 1987 (under the name Spruce Ridge Resources Ltd.). On March 14, 1995, Star Choice completed the acquisition of the shares of Direct Choice T.V. Inc., which was engaged in the distribution of analog DTH satellite services. Effective December 11, 1996, Star Choice was continued federally under the Canada Business Corporations Act and changed its name to Star Choice Communications Inc.

On June 2, 1997, Star Choice entered into an agreement with Shaw, the shareholder of Homestar Services Inc. (“Homestar”), pursuant to which Star Choice exchanged 12,711,344 common shares to acquire $2.0 million in cash and all the issued and outstanding shares of Homestar. Homestar owned satellite uplink assets and operations valued at $30.0 million and had cash on hand of approximately $23.4 million.

On August 31, 1999, Star Choice and Cancom completed a share exchange transaction (the “Share Exchange Transaction”) whereby Star Choice became a wholly owned subsidiary of Cancom. In accordance with the terms of the Share Exchange Transaction, Star Choice common shares, options and warrants were exchanged for like securities of Cancom based on an exchange ratio of one common share of Cancom for each 4.8 common shares of Star Choice. Star Choice preferred shares were exchanged for Cancom preferred shares on a one for one basis. The Cancom preferred shares were subsequently converted into 2,941,634 common shares of Cancom.

Effective September 1, 2000, Star Choice sold the assets of its wholesale redistribution business to its parent company, Cancom, for $51.9 million. Such business, which was consolidated with Cancom’s similar business, redistributed television and radio signals via satellite to cable operator and other distributors and provided related network services. Following such disposition, Star Choice retained and operated its DTH business as its sole line of business.

During fiscal 2001, Star Choice purchased certain assets from MDU Communications Inc. (“MDU”) for approximately $10.6 million. MDU provided communication service to DTH apartment subscribers and to satellite master antenna television subscribers in Canada.

Pursuant to two separate take-over bids dated August 9, 2000 and January 5, 2001 for all of the issued and outstanding shares of Cancom, Shaw increased its voting interest in Cancom to 99.7%. As a result, Star Choice became an indirect subsidiary of Shaw. Shaw is a diversified Canadian communications company and is the second largest cable television company in Canada, serving approximately 25% of the Canadian cable television market, with a concentrated focus on Western Canada.

The registered office of Star Choice is located at Suite 900, 630 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4. The principal executive office is located at 2924 — 11 Street N.E., Calgary, Alberta, Canada T2E 7L7. The telephone and facsimile numbers of its principal executive office are (403) 538-4324 and (403) 538-4323, respectively.

B.	BUSINESS OVERVIEW

Since August 31, 2001, Star Choice has had one line of business: distribution of digital video and audio programming services via satellite to Canadian residences and commercial establishments. Prior to fiscal 2001, Star Choice also operated a wholesale redistribution business, redistributing television and radio signals via satellite to cable operators and other distributors and providing related network services. This business was integrated with Cancom’s similar business effective September 1, 2000. See Item 4.A above.

Satellites — General

Satellites operate by receiving signals transmitted from terrestrial locations and retransmitting those signals back to one or more different terrestrial locations. Satellite signals travel at the speed of light and can be used for video, data, audio and voice transmissions. Satellites accept and retransmit signals through transponders. Transponders operate at various frequencies and are designed to cover a designated geographic area.

Satellites operate in both geostationary and non-geostationary orbits. The majority of the satellite industry is concentrated on the use of geostationary satellites. These satellites are parked in specific orbital slots directly above the equator and move at precisely the same speed as the earth’s rotation. There are a limited number of slots available, which are allocated by the International Telecommunications Union under international treaty. To maximize the exploitation of these limited slots, geostationary satellites tend to be large and complex, and expensive to build and launch.

Satellites have several competitive advantages over terrestrial distribution technologies, including: (i) distance insensitivity — satellite signals can reach any point within a geographic coverage area without incremental equipment or service requirements; (ii) cost efficiency — additional users located at any point within a geographic coverage area can be added to any single satellite service without incremental service costs; and (iii) operational flexibility — signals can be received by or transmitted from any point, fixed or mobile, within the coverage area.

There are a number of manufacturers and operators of satellites around the world. Telesat is currently the regulated provider of satellite facilities utilizing Canadian orbital slots.

Cancom and Star Choice currently have access to 28 full Ku-band and 3 full C-band transponders on Telesat’s Anik F1 satellite purchased by Cancom through a subsidiary in 2001. Star Choice uses an additional two Ku-band transponders on the Anik F1 satellite for the purposes of the digital DTH services business, through arrangements with broadcasters currently occupying those transponders. In addition, Cancom and Star Choice also have access to 8 full Ku-band national beam equivalent, 3 Eastern and 69% partial RF channels on Telesat’s Anik E2 satellite at the 111.1 degree WL orbital slot, all of which channels have been leased by Cancom. For the purpose of servicing Star Choice’s DTH business, Cancom has agreed to purchase 16 Ku-band national beam transponders on a condominium basis on Telesat’s Anik F2 satellite. Anik F2 is currently expected to begin operation in early 2004, replacing Anik E2R, the interim satellite scheduled to replace Anik E2 in June, 2003.

     DTH Satellite Services

DTH service is the transmission of video and audio programming from satellites directly to a subscriber’s home or business. A DTH system typically consists of one or more uplink centres, one or more geostationary satellites and the subscriber’s receiving equipment.

The operator of a digital DTH service typically enters into agreements with various programmers, who generally deliver their programming to the digital DTH services operator via commercial satellite, fibre optics or microwave transmissions. Through equipment located at an uplink centre, the operator combines, compresses, encodes and then transmits, or uplinks, the programming to transponders located on its geostationary satellite. The transponders receive and amplify the digital signal and transmit it to subscribers’ receiving dishes within the footprint covered by the satellite. A digital signal transmitted to the subscriber’s digital receiver set-top box, sometimes referred to as an integrated receiver/decoder, is converted into an analog signal compatible with the subscriber’s television. System security is generally maintained through the use of a conditional access data stream embedded in the satellite signal.

Business and Markets

Star Choice’s revenue from DTH services and equipment sales was $417.0 million for the year ended August 31, 2002 compared to $308.0 million for the year ended August 31, 2001, an increase of 35%. Star Choice ended its fiscal year on August 31, 2002 with approximately 760,024 subscribers including seasonal subscribers, an increase of 21% over the previous year end number. As at November 30, 2002, Star Choice’s subscriber base had grown to approximately 779,216 subscribers.

In the DTH business in Canada, there are now two licensed competitors: Star Choice and ExpressVu. ExpressVu has reported in its most recent quarterly report that it had approximately 1.3 million subscribers as of December 31, 2002.

In addition to ExpressVu, Star Choice competes with cable television companies, black and grey market satellite service providers (i.e. providers of U.S.-based digital DTH programming services sold in Canada without authorization from the CRTC) and other competitors such as wireless operators, telephone companies and off-air television broadcasters.

The DTH business in Canada has been characterized by rapid growth in subscriptions and rapidly evolving market conditions. The strong growth in the industry has been due in part to continuous technological improvements, enhanced services and reduced costs relative to cable services. DTH is considered to be the only viable, widely available alternative to cable.

Historically, the market for digital DTH services has been broken into three main categories:

(i)	Unserved by cable: this market consists of approximately 0.9 million households that are not served by cable, and typically have access to a limited number of broadcast services.[1] DTH services have achieved considerable penetration in this market, since they offer the range and quality of the most advanced cable companies. Approximately 36% of Star Choice subscribers come from this category.

(ii)	Underserved by cable: approximately 0.7 million households in Canada are in areas that are underserved by cable, i.e. households served by cable systems that offer fewer than 40 channels.[1] In these markets, digital DTH services offer potential customers better signal quality in a digital format, access to more channels at attractive price points and greater flexibility in programming package selection. Cable television systems serving these households require costly upgrades to add bandwidth or would incur significant maintenance costs in order to match the services available from Star Choice. Approximately 16% of Star Choice subscribers come from customers in these areas.

(iii)	Served by cable: this covers the 10.0 million households that are passed by full service cable, with more than 40 channels available.[1] These homes account for approximately 48% of Star Choice subscribers. Currently, digital cable service is available in most Canadian urban centres. Although these systems have advanced channel capacity, they still experience capacity constraints as they implement digital service, since they will need to reserve bandwidth to continue offering analog services in conjunction with new digital offerings.

The market for DTH services also includes seasonal homes, but no reliable data is available to accurately determine the size of this market. Other potential customers for digital DTH services include commercial, institutional and recreational facilities interested in diverse programming choices and broad program packages, including digital music.

Star Choice and ExpressVu currently serve approximately 17% of all Canadian television households. DTH penetration rates are highest in rural areas, where cable TV is not available or has limited channel capacity or features, and it is lowest in urban markets, where channel capacity is high. Star Choice expects DTH services to continue to be most successful in rural areas and is actively targeting the under-served rural markets in Canada through a strong rural distribution channel.

Sales and Marketing

     Strategy

Star Choice sales and marketing efforts are focused on two fundamental activities: (i) acquiring new subscribers; and (ii) maintaining and improving average revenue per subscriber. The subscriber acquisition effort focuses on maximizing sales while managing the key issues of equipment subsidies, programming subsidies, marketing costs

[1] Source: 1996 Census household projections and estimates for 2000 overlaid with Mediastats Cabledata cable boundaries published January, 2002.

and equipment supply. Once the subscriber is acquired, the focus shifts to providing high levels of ongoing customer service and continuous product enhancement to minimize churn (subscriber turnover) and maximize subscriber revenue and operating margins.

Star Choice has developed and implemented a comprehensive sales and marketing strategy designed to build awareness of the Star Choice brand and highlight the advantages of digital DTH services relative to over-the-air broadcast services, cable television and other digital DTH competitors. Star Choice’s ongoing marketing campaign includes in-store merchandising and point of purchase materials, and television, radio and print advertising promoting the benefits of the Star Choice service. Sales strategies also focus on superior customer interaction, including a direct sales team; accessible customer care centres in Fredericton, New Brunswick, Montreal, Quebec and Calgary, Alberta; and a robust, user-friendly website.

     Sales and Distribution Network

Star Choice digital DTH equipment is available at more than 4,000 retail locations across Canada, including those of RadioShack Canada, Future Shop Ltd., Leon’s Furniture Limited, The Brick Warehouse Corporation and Sears Canada Inc. Star Choice manages the sales and distribution of digital DTH equipment by means of a master distribution arrangement with Barrett Xplore Inc. (“BXI”). Star Choice and BXI together have developed local, regional and national distribution networks to maximize product availability in target markets. Star Choice has taken a disciplined approach in selecting the type and number of retailers distributing its product in order to achieve effective coverage of its target markets.

Star Choice provides marketing, subscriber authorization, installation and customer service support to its retail dealers to enhance subscriber additions from such dealers. The retail dealer earns ongoing commissions from the sale of Star Choice programming packages to subscribers that purchase equipment from that retailer.

Star Choice also provides digital DTH equipment through direct sales channels, including through its call centres and direct sales agents who work in key target areas across Canada.

     Equipment and Programming Subsidies

Canadian DTH operators provide subsidies to customers to reduce the initial cost of the equipment and accelerate sales. Since inception, Star Choice has provided subsidies and reduced the price of equipment to consumers in order to stimulate acceptance of DTH. These price reductions have been partially offset by ongoing cost reductions in the manufacture of the equipment. The subsidy increases Star Choice’s cash needs. Star Choice believes such subsidies will be recouped from future net programming revenues. Subscribers cannot easily migrate to competing digital DTH providers due to incompatibility of technology. Star Choice believes the effort and expense involved in acquiring and installing equipment is also an ongoing incentive to retain the service.

Competitive pressures from other DTH operators and wireless and cable systems play a major role in establishing the level of equipment and programming subsidies. These pressures play a similar role in establishing the compensation patterns and practices offered to dealers and retailers.

     Seasonality

The DTH services business follows the cycles of the retail industry. Based on Star Choice’s experience and on experience of others in the U.S., sales are highly seasonal with the greatest sales volume occurring in the four months leading up to the Christmas and holiday season. It is important to effectively co-ordinate supply with demand during this period, to ensure a sufficient supply of equipment without carrying excess inventory. Star Choice and BXI work closely with Motorola Broadband Sector (formerly General Instrument Corporation), Star Choice’s supplier of set-top boxes, to develop short term and long term volume projections to minimize the impact of business fluctuations and ensure optimal levels of equipment supply throughout the business cycle.

     Customer Service and Product Enhancements

For retail consumers, the equipment purchase and installation is conducted through the retail dealer. Service subscriptions are then initiated and managed by direct contact between the subscriber and the Star Choice customer care centres in Calgary, Alberta, Montreal, Quebec and Fredericton, New Brunswick. The Star Choice customer care facilities are technologically sophisticated call centres operating 24 hours a day, 7 days a week, in both English and French. This direct contact between the subscriber and Star Choice permits effective customer management and the opportunity to up-sell subscribers by introducing them to additional products and packages.

As the digital DTH services business develops in Canada, a program of continuous product enhancement is necessary in order to acquire and retain subscribers. Since 1997, Star Choice has introduced five successive models of the digital set-top box, each providing enhanced functionality to the subscriber at a lower wholesale cost. Further development cycles are underway. As well, Star Choice has continually enhanced the programming packages offered to consumers as additional satellite capacity is acquired and additional programming services become available.

     Programming Services

During the fiscal year ended August 31, 2001, Star Choice moved to dual satellites (Anik E2 and F1) whose signals are recovered by customers through a unique elliptical dish. As a result of this multiple satellite reception Star Choice now offers subscribers a selection of more than 370 video and audio programming services. The Star Choice programming line-up offers virtually every television service that is available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming, and ethnic services. Star Choice obtains its programming from various program providers whose carriage is approved by the CRTC, in most cases, pursuant to non-exclusive contracts ranging in term from three to five years. As additional programming services and additional transponder capacity become available through the arrival of the Anik F2 satellite expected in calendar 2004 and the improvement of technology, Star Choice plans to continue to expand its channel line-up.

Star Choice’s digital DTH subscribers have the option of choosing from a menu of programming packages designed to target and accommodate different segments of the Canadian subscription television market according to subscriber interests, primary language, income level and type of household. In designing the programming service, Star Choice has sought to maximize the number of choices available to subscribers. Subscribers are required to take a basic or “Bronze Choice” package of about 165 video and audio channels, and they have the choice of adding other programming to that basic Bronze package as they see fit. The English basic Bronze Choice package currently retails for $20.99 per month while the French basic Bronze package retails for $14.99 per month. The basic packages include a selection of Canadian network programming, U.S. network programming, and informational services such as the Weather Network, CTV NewsNet and CBC Newsworld. Additional programming is made available in smaller packages of three to six channels built around themes such as “Sports”, “Movies”, or “Music”. These smaller packages range in price from $6.99 to $19.99 per month.

The “Silver Choice”, “Gold Choice”, “Gold Choice Plus”, “Platinum Choice”, “Platinum Choice Plus”, “Titanium Choice”, “Titanium Choice Plus”, “Ultimate Choice” and “Ultimate Plus” programming packages each provides the subscriber with the option of subscribing to a set number of the smaller packages at a lower cost than would result from assembling the smaller packages individually.

Technology and Security Platform

Star Choice uses signal encryption equipment that provides a high level of security for its programming and other services. System security is generally maintained through the use of a conditional access data stream embedded in the satellite signals. Star Choice uses Motorola’s MPEG2/DigiCipherII encoding and decoding platform. This is the technology used by a majority of cable operators and certain other distributors for digital video compression deployment, thus providing Star Choice with access to ongoing product development at competitive prices. This technology platform affords Star Choice the flexibility and cost advantage of using existing compressed digital feeds of various programmers designed to serve cable headends as primary feeds to the digital DTH market, thereby reducing overall program distribution costs and conserving satellite resources.

Regulatory Environment

Star Choice’s DTH business is principally regulated by the CRTC under the Broadcasting Act (Canada) and the equipment used is regulated by the Minister of Industry under the Radiocommunication Act (Canada). In order to be eligible to hold a broadcasting license in Canada, the licensee entity must be Canadian owned and controlled. The relevant Canadian ownership requirements are described below under “Foreign Ownership Constraints”.

     DTH Satellite Services — General

Star Choice’s DTH business is carried on by its wholly-owned subsidiary, Star Choice Television Network Incorporated (“SCTN”), pursuant to a license issued to SCTN by the CRTC under the Broadcasting Act (Canada). This license authorizes SCTN to distribute a variety of television and radio signals via satellite for direct-to-home reception by customers in Canada. Under the Broadcasting Act, the CRTC has a statutory mandate to regulate and supervise all aspects of the Canadian broadcasting system, including all aspects of DTH satellite distribution and the programming services carried by DTH satellite distribution undertakings in order to implement a number of policy objectives outlined in the Broadcasting Act. On July 6, 1995, the Canadian federal government issued the Order Issuing Directions to the Canadian Radio-television and Telecommunications Commission Respecting Policy for the Licensing of Direct to Home (DTH) Satellite Distribution Undertakings (the “DTH Order”) requiring the CRTC to implement the government policy of competitive licensing of DTH satellite distribution undertakings in accordance with substantially the same rules that are in effect for other distribution undertakings (such as cable television undertakings) regarding, among other things, the carriage of Canadian programming.

On December 20, 1995, the CRTC issued its regulatory policy (Public Notice CRTC 1995-217) regarding the regulation of DTH satellite distribution undertakings. While the rules regarding DTH undertakings established by the CRTC are similar in most respects to the rules governing cable television, they are modified to capture the differences between the DTH and cable television distribution technology.

On January 1, 1998, new Broadcast Distribution Regulations (the “Regulations”) which apply to all distributors of broadcasting services in Canada, including DTH, cable and wireless distribution undertakings, came into effect. In conjunction with specific conditions of license, the Regulations govern the programming services that DTH distribution undertakings are authorized to carry, impose program deletion and substitution obligations and require a 5% contribution of gross annual revenues derived from annual broadcasting activities to an independently administered Canadian program production fund or other recipients approved by condition of license. The applicable programming requirements and substitution and deletion obligations are described below under the headings “Programming Requirements” and “Funding Obligations”.

The applicable provisions of the Regulations impose prior approval and notification requirements on transfers of shares and changes in effective control of licensed DTH undertakings, obligate DTH licensees to file annual returns with the CRTC and generally prohibit DTH undertakings from altering or curtailing the signals of programming services they distribute, except as otherwise permitted or required by conditions of license. The Regulations also contain mediation and dispute resolution provisions which apply where there is a dispute between the licensee of a programming undertaking and a DTH licensee concerning the carriage or terms of carriage of programming, including the wholesale rate, originated by the programming undertaking.

DTH subscriber fees are not regulated. The basic rates of existing incumbent cable distribution undertakings are regulated and will continue to be regulated under the Regulations for a transition period, the duration of which is dependent upon the roll-out of competition in the incumbent’s individual territories. Under the Regulations, existing Class One cable undertakings will continue to be rate-regulated until 60 days after proving to the CRTC that another licensed DTH or terrestrial distributor is available to 30% of the households in the cable undertaking’s service area and the cable undertaking has lost at least 5% of its subscriber base.

     Programming Requirements

The programming requirements applicable to DTH licensees under applicable conditions of license regime and the Regulations can be summarized as follows:

(i)	All DTH licensees are currently authorized to carry the same Canadian and U.S. programming services, with the sole exception of the U.S. 4 + 1 network signals. Each of the DTH licensees applied for and received authority to carry different U.S. 4 + 1 network packages. A U.S. network 4 + 1 package consists of one ABC, CBS, NBC and Fox affiliate plus one U.S. PBS affiliate. The only difference among the DTH licensees is that they have selected different network affiliates.

(ii)	DTH licensees must offer a basic service that includes at least one of each of the CBC English and French-language television network affiliates and at least one affiliate of Canada’s only private national English-language television network, CTV, as well as TVA and APTN. Every subscriber must subscribe to the basic service to receive any discretionary services, except DTH pay-per-view services.

(iii)	DTH licensees are required to ensure that no subscriber receives a total number of programming services that contains less than a preponderance of Canadian programming services. No subscriber may be offered a package consisting only of non-Canadian services.

(iv)	Each Canadian pay television service may be linked in a single discretionary package with no more than five authorized non-Canadian programming services selected from a CRTC authorized list of non-Canadian programming services.

(v)	Each Canadian specialty service distributed within a discretionary package may be linked with no more than one authorized non-Canadian satellite service, again drawn from a list of authorized services established by the CRTC.

(vi)	DTH licensees are required to distribute, subject to available satellite capacity, all licensed English and French-language specialty and pay television programming services, at least one English and one French general interest pay-per-view service, and all licensed Category 1 digital services.

(vii)	DTH licensees are currently permitted by existing conditions of license to distribute distant Canadian television stations unless the DTH licensee receives an objection in writing from the originating broadcaster within 90 days of the date of the DTH licensee’s original licensing Decision.

(viii)	Star Choice is currently required by condition of license to delete identical non-Canadian programming and to substitute it with the programming provided by a Canadian station upon request of the Canadian station when broadcast simultaneously and when the non-Canadian and Canadian services originate from the same uplink centre. Unlike cable operators and other distributors, the conditions of DTH licenses require such licensees to also perform non-simultaneous deletion of Canadian and non-Canadian programming services when requested to do so by local broadcasters with respect to programming broadcast by them in the same broadcast week. Star Choice and ExpressVu each have negotiated, with the Canadian Association of Broadcasters, payment to broadcasters in lieu of deletion. These agreements have expired and alternative proposals are currently being negotiated by Star Choice with the Canadian Association of Broadcasters and being considered by the CRTC.

(ix)	DTH licensees that elect to distribute any pay audio service in which they or another distribution undertaking have an ownership interest exceeding 30% must also distribute at least one other pay audio service whose ownership is independent of any distribution undertaking. The terms of discretionary carriage of pay audio service are to be agreed upon by the DTH licensee and the program originator.

(x)	A DTH licensee that elects to distribute a Category 2 digital service licensed to the licensee or any of its affiliates, must also distribute at least 5 non-affiliated Category 2 digital services for each affiliated Category 2 digital service.

The Regulations prohibit any distribution undertaking (cable, DTH and wireless) from conferring an undue preference upon itself or another person or from subjecting another person to an undue disadvantage in relation to the distribution of programming services. This will likely prevent situations where a distributor proposes to enter into an affiliation agreement or other contractual arrangement that would prevent another distributor from gaining access to the same programming, or where the distributor acquires programming under terms and conditions that are significantly advantageous to itself or an affiliate.

     Funding Obligations

The CRTC requires Star Choice to contribute 5% of gross annual revenues from its broadcasting activities to an existing independently administered Canadian program production fund, of which 20% may, by condition of license, be allocated directly to Canadian broadcasting undertakings.

     DTH License Held by Star Choice

The Star Choice DTH license is held by SCTN (pursuant to Decision CRTC 96-529, as amended by Decision CRTC 97-677, and pursuant to Decision CRTC 2002-84) and expires on August 31, 2003 (the same expiry date as the license granted to ExpressVu). The applicable conditions of license are described above under the headings “Programming Requirements” and “Funding Obligations.” Pursuant to Decision CRTC 2002-84, the CRTC removed conditions from Star Choice’s DTH license that required SCTN to remain independent of, and legally separate and distinct from, Shaw and to maintain a board of directors separate and distinct from the board of directors of Shaw or any company controlled by Shaw. In place of these conditions of license, the CRTC implemented new conditions requiring Star Choice to maintain separate sales, marketing and customer service functions and staff and to restrict information sharing with Shaw in respect of confidential information related to sales, marketing and customer service as well as affiliation agreements negotiated with programmers. ExpressVu’s license does not provide any particular condition for the separation of the business of the licensee from that of its principal shareholder. At present, SCTN and ExpressVu are the only active licensed DTH operators in Canada. Star Choice is required to comply with the conditions of its DTH license and failure to comply with such terms could result in the revocation or non-renewal of such license. As noted, such license will expire on August 31, 2003, by which time SCTN will be required to seek a renewal. Such renewals are typically granted to companies in compliance with their conditions of license.

     Copyright Fees

DTH undertakings are subject to tariffs prescribing the payment of certain copyright fees under the Copyright Act (Canada). The Copyright Board approves the tariffs for the retransmission of distant radio and television signals. The tariffs applicable to DTH systems calculate the royalties payable based on a monthly per subscriber rate set in reference to the total number of subscribers served by the DTH undertaking. For example, the tariff currently in effect for the retransmission of distant signals is a fee of $0.70 per month per subscriber for any number of distant television signals for a DTH undertaking serving over 6,001 subscribers.

The Copyright Act (Canada) also provides for performing rights royalties that are payable in respect of the transmission of the music component of non-broadcast television and audio services. Pursuant to the tariffs approved by the Copyright Board, broadcasting distribution undertakings including Star Choice must pay a monthly royalty based on the number of subscribers that they serve in respect of other non-broadcast services, including Canadian specialty services. A portion of the royalties payable under these tariffs is recoverable from the various pay television, specialty and pay audio services distributed by the broadcasting distribution undertakings.

     Radio Apparatus

Star Choice employs a variety of radio apparatus (including satellite earth stations) in its businesses. Star Choice requires a radio authorization from the Minister of Industry under the Radiocommunication Act (Canada) for each radio apparatus installed, operated or possessed by Star Choice for use in its businesses unless the apparatus has been exempted from the requirement for an authorization.

     Ownership Regulation

As Star Choice is a licensee under the Broadcasting Act (Canada), Cancom (in its own capacity and as parent of Star Choice) and Shaw (in its own capacity and as indirect parent of Star Choice) must be controlled by Canadians. These foreign ownership regulations require that (i) Cancom and Shaw be incorporated in Canada or a province; (ii) the chief executive officer of Cancom and Shaw be a Canadian; (iii) not less than 80% of the directors of Cancom and Shaw be Canadians; (iv) at least 80% of the issued and outstanding voting shares of Cancom and Shaw and 80% of the votes attached to such shares be beneficially owned and controlled by Canadians; and (v) Cancom and Shaw not be otherwise controlled in fact by persons who are not Canadians. Cancom and Shaw comply with all of these requirements.

The regulations and conditions which apply to Cancom and Shaw under the Broadcasting Act (Canada) require that Cancom and Shaw obtain the prior approval of the CRTC in respect of any act, agreement or transaction that directly or indirectly would result in (i) a change of the effective control of SCTN’s DTH operations; or (ii) a person or a person and an associate acquiring control of 30% or more of the issued voting securities, or 50% or more of the equity, of SCTN, Cancom or Shaw or of a person that has, directly or indirectly, effective control of SCTN, Cancom or Shaw. A notification requirement also applies to any act, agreement or transaction resulting, directly or indirectly, in the acquisition of 20% or more but less than 30% of the issued voting securities or in the acquisition of 40% or more of the issued voting securities. These are the same transfer of ownership requirements which apply to other licensees of the CRTC under the Broadcasting Act (Canada).

Cancom’s and Shaw’s constating documents contain constrained share provisions which give the directors the power to refuse to issue shares or to register a transfer of shares to ensure that Cancom and Shaw remain in compliance with the foreign ownership restrictions and the requirements for prior approval of transfers of ownership.

C.	ORGANIZATIONAL STRUCTURE

Star Choice is a wholly-owned subsidiary of Cancom. Cancom is owned and controlled by Shaw, which holds, directly and indirectly, a 99.7% voting interest in Cancom. As at August 31, 2002, Star Choice had the following material, direct and indirect wholly owned subsidiaries:

Subsidiary	Jurisdiction of Incorporation

Star Choice Television Network Incorporated	Canada
Direct Choice TV Inc.	New Brunswick
Star Choice Television Networks (D.S.) Incorporated	Canada

D.	PROPERTY, PLANT AND EQUIPMENT

Star Choice has access to uplink centres in the following Canadian cities: Vancouver, British Columbia; Calgary, Alberta; Edmonton, Alberta; Winnipeg, Manitoba; Toronto, Ontario; Mississauga, Ontario; Montreal, Quebec; and Halifax, Nova Scotia. These facilities are leased by Cancom and include equipment necessary to support digital DTH services.

The Corporation also operates a leased bilingual (English and French) customer care facility in Fredericton, New Brunswick and owned customer care and operating facilities in Montreal, Quebec and Calgary, Alberta. Star

Choice’s principal executive office is located in Calgary, Alberta in premises leased from Shaw. Other operating offices are located in Mississauga, Ontario and are leased from Cancom.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Consolidated Financial Statements of Star Choice are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 16 to the Consolidated Financial Statements for the years ended August 31, 2002, 2001 and 2000.

On August 31, 1999, as a result of the Share Exchange Transaction, Star Choice became a wholly owned subsidiary of Cancom. This transaction has been accounted for using the purchase method and Cancom has been identified as the acquirer. As a consequence, the results of operations of Star Choice have been included in the results of operations of Cancom from September 1, 1999.

As required by Section 302(a) of the Sarbanes-Oxley Act of 2002, Star Choice’s Chief Executive Officer (Vice-Chair) and Chief Financial Officer (Treasurer) will be certifying Star Choice’s Form 20-F. As part of such certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls to ensure material information with respect to Star Choice is made known to them and that they have evaluated the effectiveness of Star Choice’s disclosure controls and procedures as of a date within 90 days prior to filing Star Choice’s Form 20-F. Disclosure controls and procedures ensure that information required to be disclosed by Star Choice in its Form 20-F is recorded, processed, summarized and reported, within the time periods required. Star Choice has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices. Based upon the most recently completed evaluation, Star Choice is satisfied that its disclosure controls and procedures are effective to ensure full and timely public disclosure.

A.	ACCOUNTING POLICIES

Star Choice believes that an understanding of its accounting policies is necessary for a complete analysis of Star Choice’s results, financial position, liquidity and trends. Set forth below is a summary of several of Star Choice’s critical accounting policies.

Critical Accounting Policies

     Revenue Recognition

Revenue is considered earned as the performance of the work is accomplished, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from satellite customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses. The sale of DTH receiving equipment and subscription for service are considered one transaction to generate future revenue. Therefore, the sale of DTH equipment is recognized only when the subscriber service is activated.

     Property, Plant and Equipment — Capitalization of Direct Labour and Overhead

As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to property, plant and equipment, capitalization of costs includes the consideration expended to acquire, construct, develop or better an item of property, plant and equipment. All costs directly attributable to the acquisition, construction, development or betterment of an asset may be capitalized, including costs of installing the asset at the location and in the condition necessary for its intended use (for example, architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, and testing and preparation charges). The cost to acquire or construct an item of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The cost to enhance the service potential of an item of property, plant and equipment is considered a betterment. Service potential may be enhanced where the previously assessed physical output or service capacity is increased, associated operating costs are decreased, the life or useful life is extended, or the quality of output is improved. Costs incurred in the maintenance of the service potential of an item of property, plant and equipment are expensed as incurred.

Star Choice capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of the Corporation’s assets through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred. Although interest costs may be capitalized during construction, it is Star Choice’s policy not to capitalize interest.

The Corporation capitalizes costs of subscriber-related activities, such as the installation of satellite dishes. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of a capital asset (e.g. wiring, dishes, etc.) which enhance the service potential of Star Choice’s distribution system through the ability to charge future service revenues. Installation costs generated by the Corporation’s own installation department are capitalized, as are the costs incurred from third party installers. Costs associated with service calls, collection, disconnects and reconnects that do not involve the installation of a capital asset are expensed. Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth.

     Deferred Charges — Deferred Marketing Costs and Equipment Subsidies

Under Canadian GAAP, expenses that are linked to revenue generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.

          Deferred Marketing Costs

Star Choice defers and amortizes costs to launch new services over the estimated period of benefit of two years. Star Choice incurs significant marketing costs during the first few months of the launch of new services, such as new digital tier launches. These costs are often incurred during the Corporation’s free trial periods. Star Choice therefore benefits from this initial cost in future periods as customers adopt the new services after the trial periods. The Corporation’s experience indicates that it takes approximately two years for the adoption of new services to reach maturity level. Therefore, the Corporation matches the costs of the launch of the new services to the adoption period in which the revenues from the new services will be recognized.

          Equipment Subsidies

The Corporation subsidizes the cost of equipment sold to subscribers to access DTH services. This activity creates an asset in the form of a customer which generates future revenues. Since both the customer and the Corporation make an investment, a relationship is created that provides future value for both. This relationship has resulted in a lower rate of turnover which also adds value. The sale of the equipment and subscription for service is considered as one transaction. Accordingly, Star Choice’s policy of amortizing the subsidies over a future period matches the cost of the subsidy with the anticipated future revenues generated from the customer subscription. Although each customer signs a service agreement, the term is not specified. Accordingly, the Corporation has considered its customer churn rate in determining that the amortization period of two years is reasonable. Star Choice’s actual churn rate may justify a longer amortization period, but the Corporation has selected a more conservative period to account for uncertainty related to potential changes in the competitive environment.

The amortization of equipment subsidies and deferred marketing costs is included in the amortization line of the Statement of Loss and is disclosed in Note 5 to the Consolidated Financial Statements.

Under US GAAP, marketing costs and equipment subsidies are expensed as incurred. Star Choice recognizes the difference between Canadian GAAP and US GAAP on deferred equipment subsidies and marketing costs in Note 16 to the Consolidated Financial Statements.

     Asset Impairment

All long-lived assets, including broadcast licences, goodwill and capital assets, are evaluated for impairment. The Corporation compares the recovery of broadcast licences, goodwill and capital assets against discounted cash flows. An impaired asset is written down to its estimated fair market value based on the best information available. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts of the Corporation and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could also result in impairment of these assets.

     Future Income Taxes

The Corporation has recognized future income tax assets in respect of losses of Star Choice. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Corporation has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and tax planning strategies available within the Shaw corporate group and believes that it is more likely than not that the all of the future tax assets will be realized. Assumptions used by the Corporation in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax-planning strategies could result in impairment of these assets.

     Commitments and Contingencies

Star Choice is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. The Corporation recognizes liabilities for contingencies and commitments when a loss is probable and capable of being estimated. Star Choice’s contractual and other commercial obligations primarily relate to contracts and operating lease agreements, including maintenance of satellite transponders and premises in the normal course of business. Significant changes in the Corporation’s assumptions as to the likelihood and estimates of the amount of a loss could result in further recognition of a liability.

Refer to Note 2 to the Consolidated Financial Statements for additional information on the Corporation’s accounting policies and to Note 16 to the Consolidated Financial Statements for additional information on differences between Canadian GAAP and US GAAP.

New Accounting Standards

          Adoption of New Policies in Fiscal 2002

During the first quarter of its 2002 fiscal year, Star Choice adopted the recommendations of the CICA with respect to goodwill and other intangible assets. Under the new standard, goodwill and identifiable intangibles with indefinite useful lives are no longer amortized but are subject to an annual review for impairment. Reviews conducted March 1, 2002 and August 31, 2002, which assessed amounts allocated to broadcast licences and goodwill, concluded that no provisions for impairment were necessary. Accordingly, no amortization has been recorded for the fiscal year ended August 31, 2002 on these intangibles. If this change were applied to the prior year’s results, the net loss for the year ended August 31, 2001 would have decreased by $858,000 to $115.0 million and the net income for the year ended August 31, 2000 would have increased by $750,000 to $69.3 million.

          Adoption of New Policies in Fiscal 2003

Effective September 1, 2002, Star Choice will retroactively adopt the new Canadian accounting pronouncements for foreign currency translation, as more fully described in Note 2 to the Consolidated Financial Statements.

Changes in Accounting Presentation

During its 2002 fiscal year, the Corporation retroactively changed the income statement classification of the discounts given to dealers who distribute DTH receiving equipment to be consistent with the practices of Shaw. Prior to 2002, discounts were reported in expense and equipment revenue was recorded on a gross basis. The discount is now netted against revenue. As a result, revenue and expenses of the Corporation have decreased by $25.6 million, $35.0 million and $37.5 million for fiscal 2002, 2001 and 2000 respectively. The reclassification has no impact on loss before income taxes or net loss.

B.	OPERATING RESULTS

Year ended August 31, 2002 compared to year ended August 31, 2001

     Customer Statistics

CUSTOMER STATISTICS

Star Choice customers	2002	2001	2000

Beginning of year	628,806	445,074	241,438
Additions	153,793	183,732	203,636
Adjustments	(22,575)	—	—

End of year	760,024	628,806	445,074

% increase in additions	24.5%	41.3%	84.3%

On April 12, 2002, the CRTC modified certain structural separation license conditions so as to allow Star Choice and Shaw to integrate accounting and other administrative functions, subject to the establishment of procedures to protect confidential information. As a result, during the fourth quarter, Star Choice converted to the same billings system used by Shaw. The conversion is expected to provide cost benefits and more importantly, improved customer care and service capabilities, while at the same time respecting the required confidentiality procedures. During the conversion process, it became evident to Star Choice that there was an account aging problem, which resulted in the reduction of 15,000 customers. In addition, the conversion itself caused difficulties in the customer service area resulting in the loss of approximately 8,000 customers. These difficulties were resolved during the first quarter of fiscal 2003 with training and the addition of more customer service representatives. The higher rate of growth of Star Choice in the prior years reflects the higher growth of a start-up business that was establishing its customer base.

     Revenue

Total revenue increased $109.0 million or 35.4% to $417.0 million for the year ended August 31, 2002 from $308.0 million for the year ended August 31, 2001.

Subscriber revenue for the year ended August 31, 2002 increased 40.5% to $362.5 million from $258.0 million, due to increased subscriber growth discussed above, increased services and rate increases. With respect to price increases, in September 2001, Star Choice raised monthly rates on its Platinum, Gold and Silver packages by $2 and the Bronze package by $1. Also effective March 2002, Star Choice introduced a charge of $4.99 per month on second receivers (except leased receivers) on certain selected English language and bilingual packages, and a similar charge of $2.99 on certain French language packages. With respect to increased services, in January 2002, Star

Choice offered 30 new digital service offerings. For fiscal 2003, revenue is expected to increase, as effective September 1, 2002, Star Choice raised its monthly rates by $3.00 on most of its packages.

DTH equipment sales increased to $54.4 million for the year ended August 31, 2002 from $50.1 million for the year ended August 31, 2001 as a result of higher sales prices for equipment.

     Operating Expenses

Subscriber programming costs increased to $147.6 million for the year ended August 31, 2002 from $115.4 million for the year ended August 31, 2001 as a result of the increase in Star Choice’s subscriber base. Subscriber programming costs as a percentage of DTH subscriber revenue decreased to 40.7% for the year ended August 31, 2002 from 44.8% for the year ended August 31, 2001. This reflects lower network fees as a result of volume discounts attributable to a higher subscriber base in 2002.

DTH equipment costs for the year ended August 31, 2002 were $54.4 million compared to $50.1 million for the year ended August 31, 2001. Star Choice subsidizes the cost of DTH equipment sold to its subscription television customers in order to expand its customer base. These subsidies are deferred and amortized over a two-year amortization period. For fiscal 2002, $69.2 million (2001 — $107.1 million) in equipment subsidies were deferred and $97.0 million (2001 — $87.5 million) were amortized.

During 2002, transponder costs increased by 6.5% to $42.3 million from $39.7 million in 2001 as a result of increased transponder usage and adding transponder capacity.

Marketing, general and administrative costs increased approximately 13.7% to $188.8 million for the year ended August 31, 2002 from $166.0 million for the year ended August 31, 2001. This category includes sales and marketing costs, costs associated with Star Choice’s call centres, variable costs such as CRTC licence fees and production fund contributions, as well as administrative costs associated with Star Choice’s operations.

Amortization increased to $129.3 million for the year ended August 31, 2002 from $100.5 million for the year ended August 31, 2001 primarily due to increase amortization of equipment subsidies. Amortization of equipment subsidies increased to $97.0 million for fiscal 2002 (2001 — $87.5 million) because of continued additions to equipment subsidies. Amortization of deferred foreign exchange (which relates to the U.S. dollar denominated senior secured notes and preferred shares of the Corporation) increased to $4.4 million for fiscal 2002 (2001 — $1.3 million) because of a general weakening of the Canadian dollar relative to the U.S. dollar. Amortization of deferred financing costs associated with the senior secured notes and preferred shares remained at $1.4 million for fiscal 2002 (2001 — $1.4 million).

Interest income net of interest expense decreased to $18.1 million for the year ended August 31, 2002 from a net income of $28.0 million for the year ended August 31, 2001. Interest expense increased to $46.9 million in fiscal 2002 (2001 — $37.0 million) due to increased debt and the weakening of the Canadian dollar relative to the U.S. dollar. Interest revenue was unchanged at $65.0 million in fiscal 2002 (2001 — $65.0 million) as a result of the interest earned on the Corporation’s $500 million investment in Cancom, as disclosed in the Notes to the Consolidated Financial Statements of the Corporation.

The recovery of income taxes declined to $12.5 million for fiscal 2002 from $21.0 million for fiscal 2001 because of decreased losses before income taxes and a decline in corporate tax rates.

     Net Loss

The net loss of Star Choice decreased by $1.1 million to $114.8 million for the year ended August 31, 2002 from a net loss of $115.9 million for the year ended August 31, 2001 as a result of decreased loss before income taxes due to increased economies of scale achieved from an increased number of DTH customers.

     Capital Expenditures

Effective September 1, 2001, Star Choice introduced the Simple Satellite plan. Under that plan, which Star Choice expects to modify or discontinue during fiscal 2003, Star Choice pays for and retains ownership of the satellite dish. Simple Satellite customers receive free basic installation by professional installers with lifetime maintenance on the dish and all outside components. In addition, if a customer moves, Star Choice will install a new dish at their new home at no cost. As a result of this plan, capital expenditures increased by $57.0 million and DTH equipment subsidies decreased by $37.9 million over last year. On a combined basis, the capital expenditures and DTH subsidies for 2002 were $158.7 million compared to $139.6 million in the prior year. Capital expenditures are expected to decrease in fiscal 2003, as effective January, 2003, the Simple Satellite plan was revised such that new customers will retain ownership of the satellite dish.

Year ended August 31, 2001 compared to year ended August 31, 2000

     Revenue

Total revenue increased $68.2 million or 28.4% to $308.0 million for the year ended August 31, 2001 from $239.8 million for the year ended August 31, 2000.

Subscriber revenue for the year ended August 31, 2001 increased 79% to $257.9 million from $143.9 million, principally due to the 41% increase in subscribers from 445,074 for the year ended August 31, 2000 to 628,806 for the year ended August 31, 2001. In addition to this, Pay Per View revenues and commercial revenues increased substantially from the prior year.

Uplink and satellite relay distribution undertaking (“SRDU”) revenues were nil for the period ending August 31, 2001 as compared to $21.7 million for the year ended August 31, 2000. This was due to the sale of the uplink and SRDU assets of the Corporation and its subsidiaries to Cancom, resulting in a discontinuation of this line of business effective September 1, 2000.

DTH equipment sales decreased to $50.1 million for the year ended August 31, 2001 from $74.3 million for the year ended August 31, 2000 as a result of decreased sales of DTH receivers and lower sales prices for equipment over the prior year.

     Operating Expenses

Subscriber programming costs increased to $115.4 million for the year ended August 31, 2001 from $68.3 million for the year ended August 31, 2000 as a result of the increase in Star Choice’s subscriber base. Subscriber programming costs as a percentage of DTH subscriber revenue decreased to 44.8% for the year ended August 31, 2001 from 47.5% for the year ended August 31, 2000. This reflects lower network fees as a result of volume discounts attributable to a higher subscriber base in 2001.

Uplink and SRDU operating expenses were nil for the year ended August 31, 2001 from $13.2 million (60.9% of revenue) for the year ended August 31, 2000. The decrease reflects the sale of the uplink and SRDU assets to Cancom effective September 1, 2000.

DTH equipment costs for the year ended August 31, 2001 were $50.1 million compared to $74.3 million for the year ended August 31, 2000. Star Choice subsidizes the cost of DTH equipment sold to its subscription television customers in order to expand its customer base. These subsidies are deferred and amortized over a two–year amortization period. For fiscal 2001, $107.1 million (2000 — $90.3 million) in equipment subsidies were deferred and $87.5 million (2000 — $29.0 million) were amortized.

During 2001, transponder costs increased by 19% to $39.7 million from $33.3 million in 2000 as a result of adding transponder capacity which allowed Star Choice to increase its programming offering to residential customers.

Marketing, general and administrative costs increased to $166.0 million for the year ended August 31, 2001 from $117.7 million for the year ended August 31, 2000. This category includes sales and marketing costs, costs associated with Star Choice’s call centres, variable costs such as CRTC licence fees and production fund contributions, as well as administrative costs associated with Star Choice’s operations.

Amortization increased to $100.5 million for the year ended August 31, 2001 from $66.4 million for the year ended August 31, 2000 primarily due to amortization of equipment subsidies which increased to $87.5 million for fiscal 2001 (2000 — $29.0 million) because of continued addition to equipment subsidies over the past few years. Amortization of deferred foreign exchange relates to the U.S. dollar denominated senior secured notes and the preferred shares. The amortization of deferred foreign exchange loss increased to $1.3 million for fiscal 2001 (2000 — $0.7 million) because of a general weakening of the Canadian dollar relative to the U.S. dollar. Amortization of deferred financing costs associated with the senior secured notes and the Preferred shares remained at $1.4 million for fiscal 2001 (2000 — $1.4 million).

Interest income net of interest expense increased to $28.0 million for the year ended August 31, 2001 from a net income of $20.5 million for the year ended August 31, 2000. Interest expense decreased to $37.0 million in fiscal 2001 (2000 — $37.6 million). Interest revenue increased to $65.0 million in fiscal 2001 (2000 — $58.1 million) as a result of the interest earned on the $500 million investment in Cancom as disclosed in the Notes to the Consolidated Financial Statements of the Corporation.

The recovery of income taxes declined to $21.0 million for fiscal 2001 from $42.8 million for fiscal 2000 because of increased losses before income taxes and a decline in corporate tax rates that are expected to be in effect when temporary differences are realized.

     Net Loss

The net loss of Star Choice increased by $45.8 million to $115.9 million for the year ended August 31, 2001 from a net loss of $70.1 million for the year ended August 31, 2000 as a result of the reasons noted above.

     Capital Expenditures

Capital expenditures for 2001 increased by $24.1 million over 2000 principally due to the $36 million cost to install new elliptical satellite dishes in Quebec. As a result of the conversion to Anik F1, elliptical dishes were required in Quebec to receive French programming signals. Star Choice has retained ownership to the dishes.

C.	LIQUIDITY AND CAPITAL RESOURCES

To fund day-to-day operating expenses, Star Choice currently has an operating line of credit with a Canadian chartered bank in the amount of $5.0 million. In addition, during fiscal 2001, Star Choice arranged a line of credit with one of its vendors in the amount of $40 million to finance equipment purchases, subject to annual review by the vendor. Negotiations are in progress in connection with the current annual review by the vendor, and the line of credit may or may not be renewed as a result.

Star Choice began the national roll out of its digital DTH equipment and programming services on October 1, 1997. In order to acquire a subscriber, Star Choice incurs subscriber acquisition costs which consist of equipment subsidies, marketing costs and programming credits. These costs have resulted and will continue to result in operating losses during the initial period of growth of the DTH business. Although Star Choice generated essentially breakeven (use of $155,000) cash flow from operating activities in fiscal 2002 (compared to use of $6.2 million and $31.7 million in 2001 and 2000 respectively), Star Choice will still incur significant subscriber acquisition costs as it continues to expand its customer base. Such costs, including the capital costs of satellite dishes and equipment subsidies related to subscriber acquisition, are anticipated to be $120 million in 2003 compared to $144.7 million and $106.4 million in 2002 and 2001, respectively. Further, at August 31, 2002, Star Choice’s current assets of approximately $116.3 million (2001 — $83.5 million) were less than current liabilities of $138.5 million (2001 — $134.1 million) resulting in a working capital deficiency of $22.1 million (2001 — $50.6 million). Star Choice anticipates that funding of these capital commitments and the working capital deficiencies over fiscal 2003 will be provided from Cancom or from Shaw through Cancom (as set forth below).

At August 31, 2002, Cancom’s banking facilities included a $10 million demand operating line of credit, a seven year $350 million revolving term facility of which $96.2 million was undrawn, and fully drawn standby credit facilities aggregating $40 million. On February 10, 2003,

Cancom repaid the term facility outstanding at that time in the amount of approximately $324 million with the proceeds of a $350 million subscription by Shaw for preferred shares of Cancom. In connection with this re-financing, Star Choice agreed to amend the terms of a $500 million unsecured subordinated intercompany debenture of Cancom which is held by Star Choice and SCTN. These amendments extend the maturity date of the debenture to December 15, 2005 and gives Cancom the option of satisfying the maturity by delivering senior preferred shares of Cancom or class B non-voting participating shares of Shaw.

From September 1, 2002 to February 10, 2003, Star Choice received funding from Cancom for its operating cash needs during such period. For the balance of fiscal 2003, Star Choice’s currently anticipated operating cash needs will be financed by Cancom through the proceeds received from the issuance of preferred shares of Cancom to Shaw (net of the repayment of the Cancom term facility). Star Choice anticipates receiving any additional required funding from Cancom or from Shaw through Cancom. However, neither Cancom nor Shaw is currently obligated to provide such funding.

Star Choice believes that, through Cancom and Shaw, it has access to sufficient sources of funding to achieve Star Choice’s business plan. However, such belief is based on a business plan that is subject to numerous assumptions and estimates, including anticipated numbers of DTH subscribers, projected costs of acquiring new subscribers, churn rate, average subscriber revenue and the technological preferences of its wholesale customers. There can be no assurance that such assumptions and estimates will prove to be accurate or that the business plan will otherwise be achieved. In addition, the indenture governing Star Choice’s Notes restricts Star Choice’s ability to incur additional indebtedness and encumber its assets. As at August 31, 2002, Shaw had access to approximately $1 billion of available credit facilities based on existing bank covenants. There are no restrictions under Shaw’s credit facilities that would prevent Shaw from assisting in the funding of Star Choice’s business plan.

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

D.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information with respect to the current directors and executive officers of Star Choice as of February 1, 2003. Each of the directors listed below is a nominee of Cancom, the sole shareholder of Star Choice.

Name	Position(s)	Principal Occupation	Period of Service

JR Shaw(1)	Chair	Executive Chair of Shaw Communications Inc.	December 2002 to present

Jim Shaw(1)	Director & Vice Chair	Chief Executive Officer of Shaw Communications Inc.	September 2000 to present

Peter J. Bissonnette	Director & Vice Chair	President of Shaw Communications Inc.	February 2001 to present

Ronald D. Rogers	Director & Treasurer	Senior Vice-President and Chief Financial Officer of Shaw Communications Inc.	October 1999 to present
John (Jack) R. Perraton, Q.C.	Director	Partner, Field Atkinson Perraton, Barristers & Solicitors	January 2003 to present
Bradley S. Shaw(1)	Senior Vice President, Operations	Senior Vice-President, Operations of the Corporation	February 2001 to present

Doug McWilliams	Vice President — Operations, Atlantic & Western Canada	Vice President, Operations of the Corporation	December 2002 to present

Name	Position(s)	Principal Occupation	Period of Service

Jim Cummins	Vice President — Operations; Ontario & Quebec	Vice-President, Operations of the Corporation	May 2001 to present
Cynthia Rathwell	Vice President, Regulatory Affairs	Vice-President, Regulatory Affairs of the Corporation	January 2002 to present

Gary Pizante	Vice President, Business Development	Vice President, Business Development of the Corporation	December 2002 to present

Note:

(1)	JR Shaw is the father of Jim Shaw and Bradley S. Shaw.

E.     COMPENSATION

For the year ended August 31, 2002, the aggregate compensation paid to all officers as a group was $1.8 million. Directors do not receive any compensation from Star Choice for acting as directors of the Corporation.

Officers of Star Choice are eligible to participate in the employee benefit, pension, discretionary bonus, employee share purchase and similar plans established by Shaw. The officers of Star Choice have also been granted an aggregate of 150,000 options to acquire shares in the capital of Shaw under Shaw’s stock option plan. Such options, which typically were granted to the officers on or about the date of appointment at then current market prices, have a 10 year term and vest as to 25% on each of the first four anniversary dates of grant.

F.	BOARD PRACTICES

The term of office of each director is until the next annual meeting or until his successor is elected or appointed. Each executive officer will serve until his or her successor is duly appointed or elected by the board of directors or his or her earlier removal or resignation from office.

The Board of Directors of the Corporation has not constituted a separate audit committee or compensation committee. No director of the Corporation has a service contract with the Corporation or any of its subsidiaries providing for benefits upon termination of employment.

G.	EMPLOYEES

As at August 31, 2002 Star Choice employed approximately 1,422 full and part time employees (fiscal 2001 — 442; fiscal 2000 — 380). None of the employees are party to a collective bargaining agreement.

H.	SHARE OWNERSHIP

None of the directors or officers of Star Choice own shares of the Corporation. There are no arrangements for involving the employees of Star Choice in the capital of the Corporation.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As at August 31, 2002, Star Choice had issued and outstanding 99,849,127 exchangeable common shares and 1,861,632 exchangeable preferred shares, all of which are beneficially owned by Cancom. Shaw, in turn, holds a 99.7% voting interest in Cancom. See Item 4.A — “Information on the Company — History and Development of the

Company”. Star Choice also has issued and outstanding Notes in the principal amount of U.S. $150 million held by the public.

B.	RELATED PARTY TRANSACTIONS

Refer to Note 15 to the Consolidated Financial Statements for information on related party transactions and see also Item 5.C — “Operating and Financial Review and Prospects — Liquidity and Capital Resources” for a description of loans from Cancom to Star Choice.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not required to be completed.

ITEM 8 — FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 17 — Financial Statements

From time to time Star Choice has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Star Choice is not aware of any legal proceedings or claims against Star Choice that it believes will have, individually or in the aggregate, a material adverse effect on Star Choice or on its financial condition or results of operations.

As a wholly-owned subsidiary of Cancom, the Corporation does not have a policy on dividend distributions.

B.	SIGNIFICANT CHANGES

Other than as described elsewhere in this Annual Report, there have been no significant changes since the end of the last fiscal year of the Corporation.

ITEM 9 — THE OFFER AND LISTING

Not required to be completed or not applicable.

ITEM 10 — ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not required to be completed.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The information called for by Item 10.B is incorporated by reference from the Corporation’s Form 20-F for the fiscal years ended August 31, 1999 and August 31, 1998.

C.	MATERIAL CONTRACTS

Other than as described elsewhere in this Annual Report, there are no material contracts to which the Corporation is a party entered into during the two years immediately preceding the date of this Annual Report.

D.	EXCHANGE CONTROLS

Other than as described in Item 10.E below, there are no exchange controls applicable to the Corporation or the Corporation’s securities.

E.	TAXATION

The following discussion sets forth the material U.S. and Canadian income tax considerations for holders of Notes.

     U.S. Federal Income Tax Considerations

The following is a summary of the principal U.S. federal income tax considerations relevant to the ownership and disposition of the Notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, and administrative and judicial interpretations thereof (all as currently in effect and all of which are subject to change, possibly with retroactive effect). Except as specifically set forth herein, this summary deals only with Notes purchased by a U.S. Holder (as defined below) on original issue at their initial issue price and that are held as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as insurance companies, dealers in securities or foreign currencies, tax-exempt investors, persons holding the Notes as part of a hedging transaction, “straddle”, conversion transaction, or other integrated transaction, or U.S. Holders whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Persons holding the Notes should consult with their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Unit (as defined below), Note, Warrant (as defined below) or Warrant share or that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if both (a) a U.S. court is able to exercise primary supervision over the administration of the trust, and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Allocation of Purchase Price Between Notes and Warrants

For U.S. federal income tax purposes, the Notes, and the accompanying warrants to purchase common stock (the “Warrants”) were treated as an investment unit (“Unit”). The issue price of a Unit for U.S. federal income tax purposes was the first price at which a substantial amount of Units were sold to the public (excluding sales to bonds houses, brokers or similar persons acting as underwriters, placement agents or wholesalers). The issue price of a Unit must be allocated between the Note and the Warrants comprising such Unit, U.S.$950.19 to the Note and U.S.$49.81 to the Warrants, based on the Corporation’s best judgment of the relative fair market values of each such component of each Unit. Under the Treasury regulations relating to original issue discount (“OID”), each U.S. Holder is bound by such allocation for U.S. federal income tax purposes unless such Holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such Unit that its allocation differs from that of the Corporation. No assurance can be given that the Internal Revenue Service (the “IRS”) will accept the Corporation’s allocation. If the Corporation’s allocation were successfully challenged by the IRS, the issue price, OID accrual on the Note and gain or loss on the sale or disposition of a Note would be different from that resulting under the allocation determined by the Corporation.

     Interest and Original Issue Discount

Stated interest on the Notes will be taxable to a U.S. Holder as it accrues or is received, according to such holder’s method of accounting for U.S. federal income tax purposes.

U.S. Holders will be required to include OID in income as it accrues in advance of the receipt of cash attributable to such income, whether such U.S. Holder uses the cash or accrual method of accounting.

The amount of OID on a Note will be the excess of its “stated redemption price at maturity” over the portion of the issue price of a Unit that is properly allocable to a Note. The stated redemption price at maturity of a Note will include all payments required to be made over the term of the Note other than interest that is unconditionally payable in cash at least annually at a single fixed rate (“qualified stated interest”). Stated interest on the Notes will be qualified stated interest and will thus not be included in the Notes’ stated redemption price at maturity. As a result, each Note will bear OID in an amount equal to the excess of its principal amount over its issue price.

A U.S. Holder (whether on the cash or accrual method of accounting) will be required to include in gross income for each taxable year as ordinary income an amount equal to the sum of the daily portions OID for each day of the taxable year on which the U.S. Holder held a Note. The daily portions of OID required to be included in a U.S. Holder’s gross income will be determined on a constant yield to maturity basis by allocating to each day in any accrual period in which a Note is held a pro rata portion of the OID allocable to that accrual period. Under Treasury regulations, accrual periods for the Notes may be selected by each U.S. Holder, may be of any length, and may vary in length over the term of such Notes, provided that each accrual period is no longer than one year and each scheduled payment of principal and interest occurs either on the first day or on the last day of an accrual period. In general, the OID allocable to an accrual period equals the product of the Note’s adjusted issued price at the beginning of the accrual period (i.e. its original issue price plus previously accrued OID, minus any previous payments on the Note) multiplied by the original yield to maturity of the Note (determined on the basis of compounding at the end of each accrual period). Each payment made on a Note will be treated first, as a payment of OID to the extent of OID that has accrued as of the payment date and that has not been allocated prior payments and second, as a payment of principal.

Interest on the Notes, including OID accrued with respect to the Notes, constitutes income from sources outside the U.S., and generally will be “passive” or “financial services” income for foreign tax credit purposes.

     Sale, Exchange, Redemption or Repayment of Notes

Upon the disposition of a Note by sale, exchange, redemption or repayment, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the portion of the issue price of a Unit that is properly allocable to the Note, increased by amounts included in income as OID. Gain or loss in respect of a Note generally will constitute capital gain or loss and will constitute long term capital gain or loss if the Notes have been held for more than one year.

     Backup Withholding

“Backup withholding” at a rate equal to the fourth highest marginal tax rate (30% in 2003) may apply to payments of principal and interest made on a Note and to the proceeds of a sale or exchange of a Note (before maturity) within the United States, that are made to a non–corporate U.S. Holder if such holder fails to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder’s U.S. federal income tax liability, provided that correct information is provided to the IRS.

INVESTORS SHOULD CONSULT WITH THEIR PERSONAL TAX ADVISORS REGARDING THE CONSEQUENCES OF AN INVESTMENT IN A PASSIVE FOREIGN INVESTMENT CORPORATION AND SHOULD CAREFULLY CONSIDER WHETHER TO MAKE A QUALIFIED ELECTING FUND ELECTION OR A MARK-TO-MARKET ELECTION.

     Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes (a “Non-Canadian Holder”) who, at all relevant times, deals at arm’s length with Star Choice, is not and is not deemed to be resident in Canada, does not use or hold and is not deemed to use or hold the Notes in carrying on a business in Canada and, in the case of a holder who carries on an insurance business in Canada and elsewhere, establishes that the Notes are not effectively connected with such insurance business carried on in Canada and are not designated insurance property in respect of such business.

This summary is based on the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder, proposals to amend the ITA and regulations announced by the Minister of Finance prior to the date of this Annual Report and takes into account the administrative practices and policies of the Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and it is not a complete analysis of the tax considerations that may be applicable to a holder of Notes. Therefore, holders of Notes should consult their own tax advisors as to the Canadian tax consequences applicable to their particular circumstances.

     Tax Treatment of the Notes

Under the ITA, the payment by Star Choice of interest, principal or premium in respect of the Notes to a Non-Canadian Holder will be exempt from Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the ITA in respect of the acquisition, holding, redemption or disposition of the Notes or the receipt of interest, principal and premium thereon by a Non-Canadian Holder solely as a consequence of such acquisition, holding, redemption or disposition of the Notes.

F.	DIVIDENDS AND PAYING AGENTS

Not required to be completed.

G.	STATEMENT BY EXPERTS

Not required to be completed.

H.	DOCUMENTS ON DISPLAY

Documents concerning the Corporation which are referred to in this Annual Report are available for inspection at the Corporation’s registered office at Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

I.	SUBSIDIARY INFORMATION

Not required to be completed.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Star Choice has minimal financial exposures to changes in interest rates as the interest on the Notes is fixed. The interest on the Corporation’s $5 million operating line is based on Canadian prime rate. The maximum exposure related to a one percent change in prime rate would be a $50,000 increase or decrease in interest expense for the year.

Because Star Choice’s revenues and assets are primarily denominated in Canadian dollars, it faces potential foreign exchange risks in respect of the servicing of the interest and principal components of the Notes. The following table summarizes the impact of changes in the Canadian/U.S. dollar exchange rate on the Notes:

	Change in principal amount	Change in interest expense
Change in Cdn. $ vs. U.S.$	($ thousands Cdn)	($ thousands Cdn)

$0.01	1,500	195
$0.03	4,500	585
$0.05	7,500	975

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not required to be completed.

PART II

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEMS 15 — CONTROLS AND PROCEDURES

Within 90 days prior to the date of the filing of this Form 20-F, the Chief Executive Officer (Vice Chair) and Chief Financial Officer (Treasurer) of the Corporation carried out an evaluation of the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures pursuant to Rule 13a-14(c) of the Securities Exchange Act of 1934. The Corporation’s disclosure controls and procedures are designed to ensure that information required to be disclosed in this Form 20-F and similar reports is recorded, processed, summarized and reported on a timely basis. Upon evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective in accumulating and communicating to them in a timely manner all material information with respect to the Corporation that is required to be disclosed in Star Choice’s public filings.

There have been no significant changes in the Corporation’s internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation, and therefore no corrective actions have been taken.

ITEMS 16 — [RESERVED]

PART III

ITEM 17 — FINANCIAL STATEMENTS

The following documents are filed as part of this Annual Report:

A.     Auditors’ Report

B.     Consolidated Balance Sheets

C.     Consolidated Statements of Loss and Deficit

D.     Consolidated Statements of Cash Flows

E.     Notes to Consolidated Financial Statements

ITEM 18 — FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19 — EXHIBITS

The Exhibits appended to Star Choice’s Form 20-F for the fiscal years ended August 31, 2001, 2000 and 1999 are hereby incorporated by reference.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED this 28th day of February, 2003.

STAR CHOICE COMMUNICATIONS INC.

/s/ Jim Shaw Jim Shaw Vice-Chair

STAR CHOICE COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

I, Ronald D. Rogers, Treasurer of Star Choice Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 20-F of Star Choice Communications Inc. for the year ended August 31, 2002;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2002, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the year ended August 31, 2002;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report (the “Evaluation Date”); and

c.	presented in the Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

(signed) “Ronald D. Rogers”

Ronald D. Rogers
Treasurer
Star Choice Communications Inc.

STAR CHOICE COMMUNICATIONS INC.
CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

I, Jim Shaw, Vice-Chair of Star Choice Communications Inc., certify that:

1.	I have reviewed the annual report (the “Annual Report”) on Form 20-F of Star Choice Communications Inc. for the year ended August 31, 2002;

2.	Based on my knowledge, the Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Annual Report;

3.	Based on my knowledge, the financial statements for the year ended August 31, 2002, and other financial information included in the Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the year ended August 31, 2002;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Annual Report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of the Annual Report (the “Evaluation Date”); and

c.	presented in the Annual Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in the Annual Report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

(signed) “Jim Shaw”

Jim Shaw
Vice-Chair
Star Choice Communications Inc.

Consolidated Financial Statements

Star Choice Communications Inc.
August 31, 2002, 2001 and 2000

AUDITORS’ REPORT

To the Shareholder of
Star Choice Communications Inc.

We have audited the consolidated balance sheets of Star Choice Communications Inc. as at August 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for “Goodwill and Other Intangible Assets”.

Calgary, Canada, October 11, 2002	Chartered Accountants

Star Choice Communications Inc.

CONSOLIDATED BALANCE SHEETS
[in thousands of Canadian dollars]

As at August 31

	2002	2001
	$	$

ASSETS [note 7]
Current
Accounts receivable	60,964	36,945
Inventory	45,875	42,615
Prepaid expenses and other assets	9,491	3,984

	116,330	83,544
Property, plant and equipment [note 4]	118,379	53,893
Long-term investments [note 15]	500,000	500,000
Deferred costs [note 5]	106,570	149,391
Broadcast licenses [note 2]	53,167	53,167
Future income tax asset [note 6]	161,493	149,149

	1,055,939	989,144

LIABILITIES AND SHAREHOLDER’S EQUITY
Current
Bank indebtedness	1,952	4,624
Accounts payable and accrued liabilities	117,147	120,158
Income taxes payable	1,262	1,535
Unearned revenue	17,506	7,408
Due to related parties [note 15]	595	361

	138,462	134,086
Long-term debt and preferred shares [note 7]	299,513	286,757

	437,975	420,843

Commitments and contingencies [note 12]
Shareholder’s equity
Capital stock [note 8]	1,022,767	858,308
Contributed surplus [note 3]	11,065	11,065
Deficit	(415,868)	(301,072)

	617,964	568,301

	1,055,939	989,144

See accompanying notes

On behalf of the Board:

[Signed] Jim Shaw Director	[Signed] R.D. Rogers Director

Star Choice Communications Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT
[in thousands of Canadian dollars]

Years ended August 31

	2002	2001	2000
	$	$	$

REVENUE [note 15]
Subscriber	362,546	257,912	143,868
Uplink and SRDU	—	—	21,689
DTH equipment	54,435	50,076	74,276

	416,981	307,988	239,833

EXPENSES [note 15]
Subscriber	147,563	115,421	68,346
Uplink and SRDU	—	—	13,201
DTH equipment	54,434	50,076	74,276
Transponder	42,323	39,660	33,256
Marketing, general and administrative	188,821	166,033	117,726
Amortization of property, plant and equipment	17,069	2,151	7,117
Amortization of broadcast licenses and deferred costs	112,215	98,326	59,254
Interest income, net [note 7[c]]	(18,143)	(27,955)	(20,548)
Restructuring charge [note 10]	—	1,200	—

	544,282	444,912	352,628
Loss before income taxes	(127,301)	(136,924)	(112,795)

Income tax provision (benefit) [note 6]
Current	(161)	196	1,057
Future	(12,344)	(21,262)	(43,788)

	(12,505)	(21,066)	(42,731)

Reported net loss for the year	(114,796)	(115,858)	(70,064)
Deficit, beginning of year	(301,072)	(185,214)	(115,150)

Deficit, end of year	(415,868)	(301,072)	(185,214)

Reported net loss for the year	(114,796)	(115,858)	(70,064)
Addback: Broadcast license amortization, net of taxes [note 2]	—	858	750

Adjusted net loss	(114,796)	(115,000)	(69,314)

See accompanying notes

Star Choice Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[in thousands of Canadian dollars]

Years ended August 31

	2002	2001	2000
	$	$	$

OPERATING ACTIVITIES
Reported net loss for the year	(114,796)	(115,858)	(70,064)
Add (deduct) items not involving cash
Amortization	129,284	100,477	66,371
Issuance of preferred shares in lieu of cash dividend	9,380	7,918	6,805
Future income tax benefit	(12,344)	(21,262)	(43,788)
Amortization of discounts on long-term debt and preferred shares	1,905	1,905	1,864
Other	4	1,574	14

Cash flow provided by (used in) operations	13,433	(25,246)	(38,798)
Net change in non-cash working capital balances related to operations [note 13]	(13,588)	19,062	7,101

Cash used in operating activities	(155)	(6,184)	(31,697)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	(2,672)	4,624	—
Issue of common shares	164,459	137,459	135,097
Repayment to related party [note 15]	—	—	(10,000)
Short-term investments held in escrow	—	15,303	38,052

Cash provided by financing activities	161,787	157,386	163,149

INVESTING ACTIVITIES
Additions to property, plant and equipment	(89,449)	(32,420)	(8,308)
Additions to equipment subsidies	(69,208)	(107,140)	(105,609)
Net addition to inventory	(2,260)	(29,518)	(16,623)
Additions to deferred costs	(715)	(7,289)	(7,723)
MDU business acquisitions [note 3]	—	(10,612)	—
Proceeds on sale of uplink and SRDU business [notes 3 and 15]	—	34,950	—
Cash used in investing activities	(161,632)	(152,029)	(138,263)

Decrease in cash and cash equivalents	—	(827)	(6,811)
Cash and cash equivalents, beginning of year	—	827	7,638

Cash and cash equivalents, end of year	—	—	827

Supplemental cash flow information
Interest paid	33,383	27,523	28,000
Income taxes paid (recovered)	115	(421)	714

See accompanying notes

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

1.     NATURE OF BUSINESS AND ECONOMIC DEPENDENCY

Star Choice Communications Inc. [“Star Choice” or the “Company”] is comprised of one operating segment and is a direct-to-home [“DTH”] satellite operator that distributes digital subscription video and audio programming services via satellite throughout Canada to residences and commercial establishments. Until August 31, 2000, Star Choice provided satellite uplink and wholesale distribution services to television programmers for distribution [note 3]. The Company uses satellites operated by Telesat Canada for the distribution of its services to customers.

Star Choice is a wholly owned subsidiary of Canadian Satellite Communications Inc. [“Cancom”], which in turn is a wholly-owned subsidiary of Shaw Communications Inc. [“Shaw”], a public company with shares listed on the Toronto and New York exchanges. Star Choice commenced commercial operations on October 1, 1997 and has experienced significant operating losses as the Company builds its DTH customer base. This build up of operations has resulted in increases in debt and deficit and the need for financial support from Cancom. Star Choice may require further financial support from Cancom and Shaw to fund future operations to the extent that current credit facilities, equity, expected cash flows from operations and access to third party capital markets are insufficient to fund the Company’s consolidated operations.

2.     SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and U.S. GAAP on the consolidated financial statements of the Company are described in note 16.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries. Inter-company transactions and balances are eliminated on consolidation.

Inventory

Inventory includes subscriber equipment such as DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the subsidized cost is deferred and amortized over two years. When subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventory is stated at cost due to its eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidy, determined on a first-in, first-out basis. Inventory is classified as a current asset as proceeds will be received on sale of subscriber equipment.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

Property, plant and equipment

Property, plant and equipment are recorded at cost. Direct labour and direct overhead to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Decoders	5 years
DTH receiving equipment	5 years
Satellite equipment	3-7 years
Data processing	4 years
Building	20 years
Leasehold improvements	Lease term
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

Deferred costs

Deferred charges primarily include (i) DTH equipment subsidies, (ii) DTH pre-operating costs, (iii) financing costs related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt, (iv) marketing costs incurred to launch DTH services under the new Anik F1 satellite, amortized on a straight-line basis over a two year period and (v) foreign exchange losses on translating long-term debt, amortized on a straight-line basis over the period to maturity of the related debt.

DTH equipment subsidies are incurred to expand the Company’s customer base and are amortized over a two-year period on a straight-line basis.

The deferred pre-operating costs incurred prior to October 1997 included the costs of positioning the Company for entry into the DTH digital satellite business. These costs were deferred until commercial operations commenced and are now fully amortized.

Broadcast licenses

The excess of the cost of acquiring satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

Effective September 1, 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants relating to “Business Combinations” and “Goodwill and Other Intangible Assets”. Similar standards in the United States were also adopted. As the Company has always accounted for business combinations using the purchase method, adoption of this standard had no impact on the consolidated financial statements. Under the goodwill and other intangible assets standard, goodwill and intangible assets with an indefinite life are no longer amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value. The Company evaluated intangible assets acquired in prior business combinations and allocated the amounts to broadcast licenses, which represent identifiable assets with indefinite useful lives. During the year, the Company tested the amounts allocated to broadcast licenses for impairment and concluded that no provisions for impairment were required. This change in accounting resulted in a reduction in amortization expense of $1,444 for 2002.

Prior to September 1, 2001, these intangible assets were included in goodwill and amortized on a straight-line basis over 40 years. These assets were written down if there was evidence of a permanent impairment in their value to the Company. The potential impairment of these assets was measured against the undiscounted value of expected future operating income before amortization, taxes and interest.

Revenue recognition

Revenue from satellite customers is recognized wh en the subscriber revenue is earned. The sale of DTH receiving equipment is recognized when subscriber service is activated.

In 2002, the Company retroactively changed the income statement classification of the discounts given to dealers who distribute DTH receiving equipment to be consistent with practices throughout Shaw. Discounts are now netted against revenue. Previously, these discounts were included in expense. As a result, revenue and expenses have decreased by $25,600 for the year [2001 — $35,000 and 2000 — $37,500].

Stock-based compensation

Employees of the Company are members of the stock-based compensation plans of Shaw. Options under the Shaw plan must be issued at no less than their fair value; accordingly, no compensation expense is recorded on the grant of options under the plan.

Income taxes

The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

Foreign currency translation

Transactions originating in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated using the year-end exchange rate. Any resulting exchange gains and losses are included in the net loss for the year.

Exchange losses on translating long-term debt and preferred shares are deferred and amortized on a straight-line basis over the remaining life of the debt [note 7].

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

The Company has estimated the useful lives of property, plant and equipment and recoverability of deferred costs and broadcast licenses using current business plans. Significant changes in the assumptions with respect to the competitive environment and the DTH market could result in an impairment of these assets.

The Company has tested the amounts allocated to broadcast licenses for impairment using discounted cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of these intangible assets.

Recent Canadian accounting pronouncements

(i)  Foreign currency translation

Commencing September 1, 2002, the Company will be retroactively adopting the new Canadian standard for foreign currency translation and will eliminate the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and will require exchange gains and losses be included in net income in the period they are incurred. Upon adoption of this standard on September 1, 2002, deferred unamortized foreign exchange losses amounting to $2,881 (net of taxes) will be eliminated and charged against the opening deficit as at September 1, 2000. As prior years will be restated upon adoption, the Company’s net loss for 2002 and 2001 will (decrease) increase by ($2,285) and $9,398 respectively.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

(ii)  Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company will be adopting the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

3.     BUSINESS ACQUISITIONS AND DIVESTITURES

A summary of net assets acquired on MDU business acquisitions in 2001, accounted for as purchases, is as follows:

Identifiable assets acquired at assigned fair values	$

Inventory	318
Property, plant and equipment	400
Broadcast licenses	9,894

Cash purchase price	10,612

Effective September 1, 2000, property, plant and equipment, customer contracts and agreements and licenses relating to the satellite uplink and wholesale distribution businesses were sold to Cancom for $51,900. Consideration consisted of $34,950 in cash and cancellation of the $16,950 advance owing to Cancom [note 15]. No gain was recorded on the sale as the transaction was recorded at the carrying amount of the assets of $40,835. The excess of sale price over the carrying amount [$11,065] was credited to contributed surplus.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

4.     PROPERTY, PLANT AND EQUIPMENT

	2002		2001

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

Decoders	37,836	8,233	34,876	962
DTH receiving equipment	77,529	6,653	10,000	—
Satellite equipment	3,416	485	544	33
Data processing	7,321	3,502	4,121	2,321
Building under construction	3,654	156	2,585	—
Leasehold improvements	2,562	954	2,560	442
Other	7,422	1,795	3,500	952
Land	417	—	417	—

	140,157	21,778	58,603	4,710

	118,379		53,893

5.     DEFERRED COSTS

	2002		2001

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization
	$	$	$	$

DTH equipment subsidies	326,112	238,927	258,904	141,952
Pre-operating costs	19,755	19,755	19,755	13,955
Financing costs	11,007	6,384	11,007	4,997
Marketing costs	7,302	5,189	7,302	1,538
Foreign exchange loss and other	24,032	11,383	21,846	6,981

	388,208	281,638	318,814	169,423

	106,570		149,391

Amortization expense provided in the accounts on deferred costs for 2002 amounted to $112,215 [2001 — $97,006 and 2000 — $58,100].

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

6.     INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income tax assets and liabilities are as follows:

	2002	2001
	$	$

Property, plant and equipment	6,783	2,948
Non-capital losses carried forward	203,420	201,976

Gross future income tax assets	210,203	204,924

Deferred costs	30,396	42,849
Broadcast licenses	18,314	12,926

Gross future income tax liabilities	48,710	55,775

Net future income tax asset	161,493	149,149

The future tax asset primarily reflects the benefit of utilizing non-capital losses carried forward, which expire in varying amounts between 2003 and 2009. Realization of the future income tax asset is dependent on generating sufficient taxable income prior to the expiration of the non-capital losses carried forward. Although realization is not assured, management believes it is more likely than not that all of the future income tax assets will be realized. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The income tax benefit differs from the amount computed by applying Canadian statutory rates to the loss before income taxes for the following reasons:

	2002	2001	2000
	$	$	$

Income tax benefit at Canadian statutory rates	(50,920)	(58,877)	(49,652)
Decrease in tax benefit resulting from:
Effect of future tax rate reductions and other	27,719	23,178	—
Difference from statutory rate relating to items not deductible for tax purposes	4,812	4,258	5,864
Large Corporations Tax	120	190	1,057
Originating temporary differences recorded at future tax rates expected to be in effect when realized	5,764	10,185	—

Income tax benefit	(12,505)	(21,066)	(42,731)

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

7.     LONG-TERM DEBT AND PREFERRED SHARES

	2002	2001
	$	$

13% Senior secured notes [a]	229,306	226,752
14% Preferred shares [b]	70,207	60,005

	299,513	286,757

[a]	13% Senior secured notes [U.S. $150,000]

The Senior secured notes [the “Notes”] are due December 15, 2005 and are redeemable at the option of the Company at 106.5% of the issue price of U.S. $150,000 on or after December 15, 2002, 103.25% of the issue price on or after December 15, 2003, or at 100% of the issue price on or after December 15, 2004. Interest is payable semi-annually.

The Notes are collateralized by all of the assets of Star Choice with the exception of the assets of a subsidiary, Direct Choice TV Inc.

[b]	Preferred shares [U.S $46,541]

The preferred shares are held by Cancom and are non-voting and mandatory redeemable on December 15, 2006. The annual 14% dividend is payable at the option of the Company in cash or in additional preferred shares until December 15, 2002. Thereafter, dividends will be payable in cash. If cash or in kind dividend payments are not made, the dividend rate will increase to 16%. The preferred shares are redeemable at the option of the Company at 107% of the per share issue price of U.S. $25.00 on or before December 15, 2003, 104.68% of the issue price after December 15, 2003, 102.32% of the issue price after December 15, 2004 and 100% of the issue price after December 15, 2005. During the year, the Company issued 239,328 preferred shares in lieu of cash dividend payments [2001 — 208,560 shares and 2000 — 147,926 shares].

[c]	Interest expense (income) consists of the following:

	2002	2001	2000
	$	$	$

Senior secured notes and preferred shares	46,857	39,273	35,160
Advance from related party	—	(1,742)	1,742
Other	—	(486)	683
Less interest income [note 15]	(65,000)	(65,000)	(58,133)

	(18,143)	(27,955)	(20,548)

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

8.     CAPITAL STOCK

Authorized
100,000,000 common shares without nominal or par value
30,000,000 preferred shares without nominal or par value

Capital stock

Changes in capital stock are as follows:

	Common shares

	#	$

Balance, August 31, 1999	5,846,326	85,752
Shares issued [i]	94,000,000	500,000
Cash proceeds [ii]	500	135,097

Balance, August 31, 2000	99,846,826	720,849
Cash proceeds [ii]	1,200	137,459

Balance, August 31, 2001	99,848,026	858,308
Cash proceeds [ii]	1,200	164,459

Balance, August 31, 2002	99,849,226	1,022,767

[i]	On October 7, 1999, the Company issued 94,000,00 common shares to Cancom in exchange for a $500,000 13% debenture [note 15].

[ii]	In 2002, 2001 and 2000 the Company received cash advances from Cancom and issued common shares as consideration for the advances.

9.     STOCK-BASED COMPENSATION PLANS

In conjunction with the acquisition of Star Choice by Cancom, as at August 31, 1999, holders of the Company’s options elected to receive one Cancom option in lieu of 4.8 Star Choice options. In 2000, Shaw completed the acquisition of Cancom and employees elected to receive 0.9 of a Shaw option in lieu of one Cancom option.

The Company and Cancom established a distributor and dealer warrant plan to grant Cancom warrants to acquire shares at a price of $22.50 per Cancom share. As part of Shaw’s acquisition of Cancom in fiscal 2000, the warrants issued under this plan will now be exercisable into Shaw shares at $25 per Shaw share. The warrants issued under this plan expire five years after the date of grant.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

A total of 76,150 dealer warrants remain outstanding and vest evenly over a four-year period. Of the warrants outstanding, 44,750 expire on September 1, 2005 and the remainder on September 1, 2006. During 2002, 11,500 dealer warrants vested and 1,250 were exercised. As the warrants vest, the Company records an expense equal to the difference between the Shaw Class B Share price and the exercise price as the Company will be required to reimburse Shaw for the shortfall on the exercise price when the warrants are exercised. The amount charged to the Consolidated Statements of Loss and Deficit was $83.

10.     RESTRUCTURING CHARGE

During the year ending August 31, 2001, management evaluated the operations of the Company and identified areas where certain synergies existed between the Star Choice operations and the corporate office of Shaw. As a result of this evaluation, management implemented a restructuring plan and recorded a provision for restructuring costs of $1,200. The provision represented management’s best estimate of costs relating to employee severance, relocation and other restructuring costs. As at August 31, 2002, all costs have been incurred.

11.     CRTC LICENSES

DTH satellite broadcasting and distribution of Canadian and U.S. television signals to cable operators in Canada [“SRDU”] is regulated by the CRTC, which issues broadcasting licenses. As a result of the sale of the uplink and SRDU businesses, Star Choice surrendered such licenses [note 3].

12.     COMMITMENTS AND CONTINGENCIES

[a] The Company has various long-term commitments under contracts and operating lease agreements for the use of premises as follows:

$

2003	1,745
2004	1,506
2005	1,113
2006	183
2007	183
Thereafter	227

4,957

[b]	The Company is involved in various lawsuits, the loss from which, if any, would not be considered material to the consolidated financial statements.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

13.     CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in non-cash working capital balances related to operations include the following:

	2002	2001	2000
	$	$	$

Cash provided by (used in)
Accounts receivable	(24,019)	7,413	(30,357)
Due from related party	—	—	(2,996)
Prepaid expenses and other assets	(5,507)	(3,379)	1,243
Accounts payable and accrued liabilities	5,879	19,996	29,145
Income taxes payable	(273)	668	867
Unearned revenue	10,098	2,408	—
Due to related parties	234	(8,044)	9,199

	(13,588)	19,062	7,101

14.     FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments included in current assets and current liabilities approximates their carrying amount due to their short-term nature.

The long-term investment is being held to maturity.

The fair value of the Senior secured notes is determined based on the publicly traded value of these instruments and the fair value of the preferred shares is based upon the current trading value of similar instruments. As at August 3l, 2002, the fair value of the Company’s Senior secured notes and preferred shares is estimated at $311,042.

Foreign currency rate risk

The Company is exposed to foreign currency fluctuations in respect of servicing the interest payments on the Senior secured notes, and 14% preferred share dividends after December 15, 2002 and to the extent that many purchases are in U.S. dollar denominated prices

Credit risks

The Company’s DTH equipment sales of $54,435 [2001 — $50,076; 2000 - $74,276] are to one customer who acts as an intermediary to franchise dealers. The accounts receivable from this customer comprises approximately 27% of accounts receivable as at August 31, 2002 [2001 — 32%].

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

15.     RELATED PARTY TRANSACTIONS

The amounts due to related parties are in respect of the Company’s parent, Cancom and Cancom’s parent, Shaw, and their subsidiaries and other companies subject to common control and significant influence.

During 2002, network fees of $33,377 [2001 — $28,210 and 2000 — $8,000], signal fees of $661 [2001 — $769 and 2000 — $491] and circuit charges of $289 were paid to companies subject to common control and significant influence.

During 2002, the Company paid $66,061 [2001 — $62,691 and 2000 — $nil] in transponder fees, technical support services and administrative services to Cancom. Transponder capacity is obtained from Cancom under a service agreement where the fees are based on the Company’s utilization of the transponders.

In 2001, the Company transferred its interest in the Anik F1 satellite to a company subject to common control.

During 2000, signal sales of $7,000 were made to Shaw and other companies subject to common control, with purchases from Shaw of signal monitoring fees of $1,600.

During 2000, Star Choice repaid $26,950 to Shaw for the advances Shaw made to the Company in 1999.

During 2000, Cancom advanced $16,950 to the Company. The advance was without stated terms of repayment and non-interest bearing. On September 1, 2000, the advance was used by Cancom to partially satisfy the purchase price owing on the acquisition of the uplink and distribution assets from Star Choice [note 3].

On October 7, 1999 the Company invested in a $500,000 unsecured debenture issued by Cancom bearing interest at 13% per annum. Interest earned by Star Choice during the year on the debenture was $65,000 [2001 — $65,000 and 2000 — $58,133]. The debenture is due December 31, 2004.

These transactions are in the normal course of operations, at standard payment terms, and are recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

16.     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present these consolidated financial statements in accordance with the U.S. GAAP.

[a]	Reconciliation of consolidated statements of loss to U.S. GAAP

	2002	2001	2000
	$	$	$

Reported net loss for the year using Canadian GAAP	(114,796)	(115,858)	(70,064)
Deferred costs [i]	39,218	(23,417)	(57,018)
Broadcast licenses [ii]	—	158	158
Deferral of foreign exchange gain (loss) [iii]	2,770	(11,766)	3,666
Preferred share dividends [iv]	9,661	8,194	6,805
Income tax effect of adjustments	(14,211)	10,200	22,525

Net loss for the year using U.S. GAAP	(77,358)	(132,489)	(93,928)

[i]	Under Canadian GAAP certain expenses incurred by the Company prior to the commencement of commercial operations, subsidies provided by the Company on the sale of DTH equipment and marketing costs to launch new services, have been deferred. Under U.S. GAAP these costs are required to be expensed as incurred.

[ii]	As a result of the recognition of a deferred tax asset for U.S. GAAP purposes, the amount allocated to broadcast licenses that arises on the acquisition is different than the amount allocated to broadcast licenses that arise under Canadian GAAP.

[iii]	Under Canadian GAAP, exchange gains and losses on the translation of long-term monetary debt are deferred and amortized over the term of the debt. Under U.S. GAAP, these items are recorded in current income as incurred.

[iv]	Under Canadian GAAP, dividends paid related to preferred shares that are classified as debt are considered to be interest expense. Under U.S. GAAP such dividends are charged directly to the deficit.

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

[b]	Reconciliation of balance sheet items to U.S. GAAP

	2002		2001

	Cdn.	U.S.	Cdn.	U.S.
	GAAP	GAAP	GAAP	GAAP

Deferred costs [a][i]
Pre-operating costs	—	—	5,800	—
DTH equipment subsidies	87,185	—	116,952	—
Marketing costs	2,113	—	5,764	—
Broadcast licenses [a][ii]	53,167	47,093	53,167	47,093
Future income taxes	161,493	205,109	149,149	206,976
Deferred foreign exchange loss [a][iii]	12,113	—	14,883	—
Deficit	(415,868)	(479,737)	(301,072)	(392,718)

[c]	Cumulative effect of adjustments on shareholder’s equity

	2002	2001
	$	$

Shareholder’s equity using Canadian GAAP	617,964	568,301
U.S. GAAP adjustments to net loss (after tax)
Current [a]	37,438	(16,631)
Cumulative	(66,453)	(49,822)
Preferred share dividends [a][iv]	(34,854)	(25,193)

Shareholder’s equity using U.S. GAAP	554,095	476,655

[d]	Other disclosures

The significant components of accounts receivable are as follows:

	2002	2001
	$	$

Trade accounts receivable	48,896	33,298
Miscellaneous receivables including commodity taxes	14,917	5,213
Allowance for doubtful accounts	(2,849)	(1,566)

	60,964	36,945

Star Choice Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[all amounts in thousands of Canadian dollars]

August 31, 2002, 2001 and 2000

The significant components of accounts payable and accrued liabilities are as follows:

	2002	2001
	$	$

Trade payables	23,981	63,490
Accrued liabilities	39,964	32,564
Accrued interest	10,323	6,300
Accrued programming costs	40,670	14,770
Accrued media expenses	2,209	3,034

	117,147	120,158

[e]	Stock-based compensation

The Company applied APB Opinion 25 in accounting for common share options granted to employees and officers for U.S. GAAP purposes. Had compensation expense been determined on the basis of the estimated fair values of the options granted in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the pro forma net loss for the year ended August 31, 2000 would have increased by $500 to $70,564.

The fair value of stock options granted in 2000, estimated as at the grant date using the Black-Scholes option pricing model, was $5,600, based on the following assumptions:

Dividend yield	nil
Risk free interest rate	5.5% to 7%
Expected life	4 to 6 years
Expected volatility	45% to 55%

[f]	Recent accounting pronouncements

In August 2001, the Financial Accounting Standards Board issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” [“FAS 144” which addresses the financial accounting and reporting for impairment or disposal of long-lived assets. FAS 144 is effective for the Company’s 2003 fiscal year. The impact of adopting this pronouncement on the Company’s financial statements has not yet been determined.

17.     COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

